SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c. Group results Fourth quarter and full year 2012
 London 5 February 2013
FOR IMMEDIATE RELEASE

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
7,685	5,434	1,618	Profit for the period(a)	11,582	25,700
(79)	(747)	521	Inventory holding (gains) losses, net of tax	411	(1,800)
7,606	4,687	2,139	Replacement cost profit(b)	11,993	23,900
			Net (favourable) unfavourable impact of non-operating
(2,620)	483	1,845	items and fair value accounting effects, net of tax(c)	5,645	(2,242)
4,986	5,170	3,984	Underlying replacement cost profit(b)	17,638	21,658
			Replacement cost profit
40.10	24.62	11.21	- per ordinary share (cents)	63.02	126.41
2.41	1.48	0.67	- per ADS (dollars)	3.78	7.58
			Underlying replacement cost profit
26.28	27.16	20.88	- per ordinary share (cents)	92.68	114.55
1.58	1.63	1.25	- per ADS (dollars)	5.56	6.87

·   BP's fourth-quarter replacement cost (RC) profit was $2,139 million, compared with $7,606 million for the same period in 2011. After adjusting for a net loss from non-operating items of $1,825 million and net unfavourable fair value accounting effects of $20 million (both on a post-tax basis), underlying RC profit for the fourth quarter was $3,984 million, compared with $4,986 million for the same period in 2011. Underlying RC profit for the fourth quarter included $4,359 million of underlying RC profit before interest and tax for Upstream, $1,390 million for Downstream, $224 million for TNK-BP, a loss of $447 million for Other businesses and corporate and a $428 million consolidation adjustment to eliminate unrealised profit in inventory.

·   For the full year, RC profit was $11,993 million, compared with $23,900 million in 2011. After adjusting for a net loss from non-operating items of $5,300 million and net unfavourable fair value accounting effects of $345 million (both on a post-tax basis), underlying RC profit for the full year was $17,638 million, compared with $21,658 million for the same period in 2011. RC profit or loss for the group, underlying RC profit or loss and fair value accounting effects are non-GAAP measures and further information is provided on pages 6, 21 and 23.

·   The group income statement included a net adverse impact relating to the Gulf of Mexico oil spill, on a pre-tax basis, of $4,132 million for the fourth quarter (which included $3.85 billion in relation to the agreement with the US government to settle all federal criminal charges) and $5,014 million for the full year. All amounts relating to the Gulf of Mexico oil spill have been treated as non-operating items. For further information on the Gulf of Mexico oil spill and its consequences see pages 3 - 5, Note 2 on pages 26 - 33 and Legal proceedings on pages 37 - 46.

·   Including the impact of the Gulf of Mexico oil spill, net cash provided by operating activities for the fourth quarter and full year was $6.3 billion and $20.4 billion respectively, compared with $5.0 billion and $22.2 billion in the same periods of 2011. Excluding amounts related to the Gulf of Mexico oil spill, net cash provided by operating activities for the fourth quarter and full year was $5.7 billion and $22.8 billion respectively, compared with $6.2 billion and $29.0 billion for the same periods of 2011. We expect to see net cash provided by operating activities of between $30 billion and $31 billion in 2014(d), consistent with the cash flow objectives we set in 2011 as part of our 10-point plan.

·   Net debt at the end of the quarter was $27.5 billion, compared with $29.0 billion at the end of 2011. The ratio of net debt to net debt plus equity at the end of the quarter was 18.7% compared with 20.5% at the end of 2011. We will continue to target a net debt ratio in the 10-20% range, while uncertainties remain. Net debt is a non-GAAP measure. See page 7 for further information.

·  BP today announced a quarterly dividend of 9 cents per ordinary share ($0.54 per ADS), which is expected to be paid on 28 March 2013. The corresponding amount in sterling will be announced on 18 March 2013. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the scrip dividend programme are available at bp.com/scrip.

(a)	Profit attributable to BP shareholders.
(b)	See footnote (a) on page 6 for definitions of RC profit and underlying RC profit.
(c)	See pages 22 and 23 respectively for further information on non-operating items and fair value accounting effects.
(d)
Adjusted to remove TNK-BP dividends from 2011 and 2014 operating cash flow; 2014 includes BP's estimate of Rosneft dividend; 2014 includes the impact of payments in respect of the settlement of all federal criminal and securities claims with the US government; BP's assumption for 2014 is $100/bbl oil, $5/mmBtu Henry Hub gas. The projection does not reflect any cash flows relating to other liabilities, contingent liabilities, settlements or contingent assets arising from the Gulf of Mexico oil spill, which may or may not arise at that time.

The commentaries above and following are based on RC profit and should be read in conjunction with the cautionary statement on page 15.

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Group headlines (continued)

•   The effective tax rate (ETR) on replacement cost profit for the fourth quarter was 48%, compared with 30% for the same period in 2011. For the full year the ETR on replacement cost profit was 37%, compared with 33% in 2011. The increase for both periods was mainly due to the impact of the provision for the settlement with the US government, which is not tax deductible and is a non-operating item. For 2013, the underlying ETR (which excludes non-operating items and fair value accounting effects) is expected to be in the range of 36% to 38% compared with 30% in 2012. The increase in the forecast rate is mainly due to a lower level of equity-accounted income in 2013, which is reported net of tax in the income statement.

•   Total capital expenditure for the fourth quarter and full year was $7.1 billion and $24.3 billion respectively, of which organic capital expenditure(a) was $6.6 billion and $23.1 billion respectively. In 2013, we expect organic capital expenditure to be around $24 billion to $25 billion as we invest to grow in the Upstream. From 2014 through to the end of the decade, we expect a range for organic capital expenditure of between $24 billion and $27 billion per annum.

•   Disposal proceeds were $6.8 billion for the quarter and $11.4 billion for the full year. Excluding the agreed sale of our 50% interest in TNK-BP to Rosneft, BP has now announced disposals for a total of $38 billion since the beginning of 2010, reaching our target a year earlier than expected. Cumulative proceeds over the three years to 31 December 2012 have been $31.1 billion and we expect to receive the substantial majority of the remaining proceeds during 2013. Looking forward, we expect to make divestments of between $2 billion and $3 billion on average per annum on an ongoing basis.

•   The charge for depreciation, depletion and amortization was $12.5 billion in 2012 and we expect this to be around $0.5 billion to $1.0 billion higher in 2013. The increase reflects the expected ramp-up of production from higher-margin Upstream assets, and the planned commissioning of the Whiting refinery modernization project in the second half of the year.

•   Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were a charge of $284 million for the fourth quarter, compared with $261 million for the same period in 2011. For the full year, the respective amounts were $924 million and $983 million. In 2013, when we adopt the revised version of IAS 19 'Employee Benefits', we will be required to apply the same rate of return on plan assets as we use to discount our pension liabilities. We expect this accounting change to adversely impact our quarterly earnings by approximately $260 million on a pre-tax basis, with no impact on cash flow.

•   BP will report its estimates of proved reserves at 31 December 2012 on an SEC basis in its Annual Report and Form 20-F to be published in early March. BP expects these estimates to show a reserve replacement ratio, excluding acquisitions and disposals, in the range of 75-85% on a combined basis of subsidiaries and equity-accounted entities(b), with net additions to reserves in 2012 being wholly or predominantly from equity-accounted entities(b).

•   On 16 January 2013, there was a terrorist attack at the In Amenas natural gas site in Algeria. In Amenas is owned and managed by a joint venture consisting of the Algerian state oil and gas company Sonatrach, BP and Statoil. Following the incident, BP removed non-essential workers from Algeria as a precautionary and temporary measure. We are working with our partners to assess the impact of the incident and intend to resume activities when it is safe to do so. BP remains committed to operating in Algeria, where we have high-quality assets and have been present for over 60 years.

(a)	Organic capital expenditure excludes acquisitions and asset exchanges, and expenditure associated with deepening our US natural gas and North Sea asset bases (see page 20).
(b)	For the purposes of this disclosure, equity-accounted entities includes TNK-BP.

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Gulf of Mexico oil spill

We remain committed to meeting our responsibilities to the US federal, state and local governments and communities of the Gulf Coast following the Deepwater Horizon accident. We have made significant progress in completing the response to the accident and supporting economic and environmental recovery efforts in affected areas.

On 15 November 2012, BP Exploration & Production Inc. (BPXP) reached an agreement with the US government to resolve all criminal claims arising out of the Deepwater Horizon accident, spill, and response. On 29 January 2013, the US District Court for the Eastern District of Louisiana accepted BPXP's pleas and sentenced BPXP in accordance with the criminal plea agreement. Under the terms of the criminal plea agreement, BPXP pleaded guilty to 11 felony counts of Misconduct or Neglect of Ships Officers relating to the loss of 11 lives; one misdemeanour count under the Clean Water Act; one misdemeanour count under the Migratory Bird Treaty Act; and one felony count of obstruction of Congress. As part of the resolution of federal criminal claims, BPXP will pay $4 billion, including $1,256 million in criminal fines, in instalments over a period of five years. Under the terms of the criminal plea agreement, a total of $2,394 million will be paid to the National Fish & Wildlife Foundation (NFWF) over a period of five years. In addition, $350 million will be paid to the National Academy of Sciences (NAS) over a period of five years. The court also ordered, as previously agreed with the US government, that BPXP serve a term of five years' probation.

Also on 15 November 2012, BP reached a settlement with the US Securities and Exchange Commission (SEC), resolving the SEC's Deepwater Horizon-related civil claims against the company under Sections 10(b) and 13(a) of the Securities Exchange Act of 1934 and the associated rules. BP has agreed to a civil penalty of $525 million, payable in three instalments over a period of three years, and has consented to the entry of an injunction prohibiting it from violating certain US securities laws and regulations. The SEC's claims are premised on oil flow rate estimates contained in three reports provided by BP to the SEC during a period from 29 April 2010 to 4 May 2010, within the first 14 days after the accident. The settlement was approved by the US District Court for the Eastern District of Louisiana on 10 December 2012, and BP made its first payment of $175 million on 11 December 2012.

Under US law, companies convicted of certain criminal acts are subject to debarment from contracting with the federal government. The charges to which BPXP pleaded guilty included one misdemeanour count under the Clean Water Act which, by operation of law following the court's acceptance of BPXP's plea, triggers a statutory debarment, also referred to as mandatory debarment, of the BPXP facility where the Clean Water Act violation occurred.

On 1 February 2013, the US Environmental Protection Agency (EPA) issued a notice that BPXP was mandatorily debarred at its Houston headquarters. Mandatory debarment prevents BPXP from entering into new contracts or new leases with the US government. A mandatory debarment does not affect any existing contracts or leases a company has with the US government and will remain in place until such time as the debarment is lifted through an agreement with the EPA.

On 28 November 2012, the EPA notified BP that it had temporarily suspended BP p.l.c., BPXP and a number of other BP subsidiaries from participating in new federal contracts. As a result of the temporary suspension, the BP entities listed in the notice are ineligible to receive any US government contracts either through the award of a new contract, or the extension of the term of, or renewal of, an expiring contract. The suspension does not affect existing contracts the company has with the US government, including those relating to current and ongoing drilling and production operations in the Gulf of Mexico.

With respect to the entities named in the temporary suspension, the temporary suspension may be maintained or the EPA may elect to issue a notice of proposed discretionary debarment to some or all of the named entities. Like suspension, a discretionary debarment would preclude BP entities listed in the notice from receiving new federal fuel contracts, as well as new oil and gas leases, although existing contracts and leases may continue. Discretionary debarment typically lasts three to five years, and may be imposed for a longer period, unless it is resolved through an administrative agreement.

While BP's discussions with the EPA have been taking place in parallel to the court proceedings on the criminal plea, the company's work towards reaching an administrative agreement with the EPA is a separate process, and it may take some time to resolve issues relating to such an agreement. BPXP's mandatory debarment applies following sentencing and is not an indication of any change in the status of discussions with the EPA. The process for resolving both mandatory and discretionary debarment is essentially the same as for resolving the temporary suspension. BP continues to work with the EPA in preparing an administrative agreement that will resolve suspension and debarment issues.

For further details, see Legal proceedings on pages 37 - 46.

Completing the response

During the fourth quarter of 2012, BP, working under the direction of the US Coast Guard's Federal On-Scene Coordinator (FOSC), continued to work to progress the clean-up of shorelines to the point where removal actions are deemed complete.

By the end of 2012, the FOSC had deemed removal actions complete on 4,029 miles of shoreline out of the 4,376 miles that were in the area of response. Approximately 108 shoreline miles were pending final monitoring or inspection and a determination that removal actions are complete. The remaining 239 miles are in the patrolling and maintenance phase which will continue until the FOSC determines that operational removal activity is complete.

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Gulf of Mexico oil spill (continued)

Economic restoration

As at 31 December 2012, BP had spent $11.7 billion for individual, business, and government entity claims, advances and other payments, including payments made by BP prior to the establishment of the Deepwater Horizon Oil Spill Trust (the Trust). The amount includes $8.2 billion paid to individual and business claimants, $1.8 billion paid to the seafood compensation fund not yet paid to final claimants, and $1.4 billion paid to federal, state and local government entities. BP has also paid approximately $300 million for contributions and other payments including state tourism grants and funding for state-led seafood testing and marketing.

Plaintiffs' Steering Committee settlement agreements

In April 2012, BP reached definitive and fully documented agreements with the Plaintiffs' Steering Committee (PSC), subject to court approval, to resolve the substantial majority of legitimate economic loss and medical claims stemming from the accident. In November 2012, the court held a fairness hearing with respect to the settlement agreements and subsequently granted final approval of the economic loss and property damages agreement on 21 December 2012 and of the medical settlement agreement on 11 January 2013. For further details, see Legal proceedings on pages 37 - 46 and Note 2 on page 26 - 33.

Environmental restoration

We continue to support and participate in the Natural Resource Damages Assessment (NRDA) process and have made progress in a number of key areas as part of the ongoing effort to assess and address injury to natural resources in the Gulf of Mexico. Since May 2010, more than 200 initial and amended work plans have been developed by state and federal trustees and BP to study resources and habitats in the Gulf of Mexico. By the end of 2012, BP had paid $973 million to support this NRDA process.

Under the early restoration framework agreement that BP signed with state and federal agencies in 2011, BP agreed to fund up to $1 billion in early restoration projects to accelerate efforts to restore natural resources injured as a result of the accident. The agreement enables work on restoration projects to begin at the earliest opportunity, before funding is required by the Oil Pollution Act 1990 (OPA 90). These projects will be funded from the Trust.

In 2012, work began on the initial set of early restoration projects, and as at 31 December 2012, $49 million had been funded towards these projects. The trustees also announced two new early restoration projects in November 2012, which are designed to improve nesting habitats for birds and loggerhead sea turtles on a number of Gulf Coast beaches.

Financial update

The group income statement includes a pre-tax charge of $4.1 billion for the fourth quarter in relation to the accident. The charge for the fourth quarter includes a new $3.85 billion provision for the discounted cost of the agreement with the US government to settle all federal criminal charges, adjustments to provisions and the ongoing costs of the Gulf Coast Restoration Organization. The total cumulative pre-tax charge recognized to date amounts to $42.2 billion. The cumulative income statement charge does not include amounts for obligations that BP considers are not possible, at this time, to measure reliably. For further information see Note 2 on pages 26 - 33 herein under Contingent liabilities.

The total amounts that will ultimately be paid by BP in relation to all the obligations relating to the accident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors, as discussed under Provisions and contingent liabilities on pages 29 - 33, including in relation to any new information or future developments. These could have a material impact on our consolidated financial position, results of operations and cash flows. The risks associated with the accident could also heighten the impact of the other risks to which the group is exposed, as further described under Principal risks and uncertainties on pages 32 - 38 of our second-quarter 2012 results announcement.

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Gulf of Mexico oil spill (continued)

Trust update

During the fourth quarter, BP made a final contribution of $860 million to the Trust to complete funding of the full $20-billion commitment.

Payments made during the fourth quarter totalled $1.3 billion for individual and business claims, medical settlement programme payments, NRDA and early restoration, state and local government claims, expenses of the Deepwater Horizon Court Supervised Settlement Program and other resolved items. These payments were made from the Trust and from qualified settlement funds (QSFs) established for paying the costs of the settlement agreements with the PSC and funded by the Trust. An additional $1.8 billion was paid from the Trust into the $2.3-billion seafood compensation fund, extinguishing BP's liability, which had not yet been paid to claimants. As at 31 December 2012, the cumulative amount paid from the Trust and QSFs since inception was $9.5 billion and the remaining cash balances were $10.5 billion, including $1.8 billion remaining in the seafood compensation fund.

As at 31 December 2012, the cumulative charges for provisions to be paid from the Trust and the associated reimbursement asset recognized amounted to $18.6 billion. During the fourth quarter there was an increase of $760 million in the estimate of provisions to be paid from the Trust, primarily reflecting an increase in the estimated cost of certain claims under the PSC settlement agreement and the costs for NRDA activities. See Note 2 - Provisions on pages 29 - 32 for further information. A further $1.4 billion could be provided in subsequent periods for items covered by the Trust, with no net impact on the income statement.

Legal proceedings and investigations

See Legal proceedings on pages 37 - 46 for details of legal proceedings, including external investigations relating to the accident.

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Analysis of underlying RC profit and RC profit before interest and tax and reconciliation to profit for the period

Fourth	Third	Fourth
quarter	quarter	quarter	$ million	Year	Year
2011	2012	2012	Underlying RC profit before interest and tax(a)	2012	2011
5,924	4,369	4,359	Upstream	19,419	25,225
759	3,004	1,390	Downstream	6,447	6,013
987	1,294	224	TNK-BP(b)	3,127	4,134
(618)	(574)	(447)	Other businesses and corporate	(1,997)	(1,656)
127	(64)	(428)	Consolidation adjustment - UPII(c)	(576)	(113)
7,179	8,029	5,098	Underlying RC profit before interest and tax	26,420	33,603
			Finance costs and net finance income or expense
			relating to pensions and other
(248)	(195)	(278)	post-retirement benefits	(905)	(925)
(1,856)	(2,598)	(774)	Taxation on an underlying RC basis	(7,643)	(10,623)
(89)	(66)	(62)	Minority interest	(234)	(397)
4,986	5,170	3,984	Underlying RC profit attributable to BP shareholders	17,638	21,658
			Non-operating items and fair value accounting
			effects(a)
640	541	3,313	Upstream	3,055	1,141
(195)	(601)	(67)	Downstream	(3,601)	(539)
-	(12)	351	TNK-BP	246	-
(454)	(523)	(57)	Other businesses and corporate	(798)	(822)
4,108	(56)	(4,126)	Gulf of Mexico oil spill response(d)	(4,995)	3,800
4,099	(651)	(586)	Total before interest and taxation	(6,093)	3,580
(13)	(3)	(6)	Finance costs(e)	(19)	(58)
(1,466)	171	(1,253)	Taxation credit (charge)(f)	467	(1,280)
2,620	(483)	(1,845)	Total after taxation for the period	(5,645)	2,242
			RC profit before interest and tax(a)
6,564	4,910	7,672	Upstream	22,474	26,366
564	2,403	1,323	Downstream	2,846	5,474
987	1,282	575	TNK-BP(b)	3,373	4,134
(1,072)	(1,097)	(504)	Other businesses and corporate	(2,795)	(2,478)
4,108	(56)	(4,126)	Gulf of Mexico oil spill response(d)	(4,995)	3,800
127	(64)	(428)	Consolidation adjustment - UPII(c)	(576)	(113)
11,278	7,378	4,512	RC profit before interest and tax	20,327	37,183
			Finance costs and net finance income or
			expense relating to pensions and other
(261)	(198)	(284)	post-retirement benefits	(924)	(983)
(3,322)	(2,427)	(2,027)	Taxation on a RC basis	(7,176)	(11,903)
(89)	(66)	(62)	Minority interest	(234)	(397)
7,606	4,687	2,139	RC profit attributable to BP shareholders	11,993	23,900
101	1,059	(766)	Inventory holding gains (losses)	(594)	2,634
			Taxation (charge) credit on inventory holding gains
(22)	(312)	245	and losses	183	(834)
			Profit for the period attributable to BP
7,685	5,434	1,618	shareholders	11,582	25,700

(a)
Replacement cost (RC) profit or loss reflects the replacement cost of supplies and is arrived at by excluding inventory holding gains and losses from profit or loss. RC profit or loss is the measure of profit or loss for each operating segment that is required to be disclosed under International Financial Reporting Standards (IFRS). RC profit or loss for the group is not a recognized GAAP measure. For further information on RC profit or loss, see page 21. Underlying RC profit or loss is RC profit or loss after adjusting for non-operating items and fair value accounting effects. Underlying RC profit or loss and fair value accounting effects are not recognized GAAP measures. On pages 22 and 23 respectively, we provide additional information on the non-operating items and fair value accounting effects that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the events and their financial impact. BP believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate BP's operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP's operational performance on a comparable basis, period on period, by adjusting for the effects of these non-operating items and fair value accounting effects.

(b)	BP ceased equity accounting for its share of TNK-BP's earnings from 22 October 2012. See TNK-BP on pages 12 - 13 for further information.
(c)	The consolidation adjustment - unrealized profit in inventory (UPII) - for the fourth quarter of 2012 was impacted by higher levels of equity crude within inventory in Europe and the US.
(d)	See Note 2 on pages 26 - 33 for further information on the accounting for the Gulf of Mexico oil spill response.
(e)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 on pages 26 - 33 for further details.
(f)
For the Gulf of Mexico oil spill, certain impairment losses in full year 2012 and certain disposal gains in the fourth quarter 2012, tax is based on US statutory tax rates, except for non-deductible items. For dividends received from TNK-BP in the fourth quarter 2012, there is no tax arising. For other items reported by consolidated subsidiaries, tax is calculated using the group's discrete quarterly effective tax rate (adjusted for the items noted above, equity-accounted earnings from the first quarter 2012 onwards and the deferred tax adjustments relating to changes to the taxation of UK oil and gas production (first quarter 2011 $683 million and third quarter 2012 $256 million)). Non-operating items arising within the equity-accounted earnings of TNK-BP are reported net of tax.

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Per share amounts

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			Per ordinary share (cents)
40.51	28.54	8.48	Profit for the period	60.86	135.93
40.10	24.62	11.21	RC profit for the period	63.02	126.41
26.28	27.16	20.88	Underlying RC profit for the period	92.68	114.55
			Per ADS (dollars)
2.43	1.71	0.51	Profit for the period	3.65	8.16
2.41	1.48	0.67	RC profit for the period	3.78	7.58
1.58	1.63	1.25	Underlying RC profit for the period	5.56	6.87

The amounts shown above are calculated based on the basic weighted average number of shares outstanding. See Note 6 on page 35 for details of the calculation of earnings per share.

Net debt ratio - net debt: net debt + equity

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
44,213	49,077	48,797	Gross debt	48,797	44,213
1,133	1,572	1,700	Less: fair value asset of hedges related to finance debt	1,700	1,133
43,080	47,505	47,097		47,097	43,080
14,067	16,041	19,548	Less: cash and cash equivalents	19,548	14,067
29,013	31,464	27,549	Net debt	27,549	29,013
112,482	118,773	119,620	Equity	119,620	112,482
20.5%	20.9%	18.7%	Net debt ratio	18.7%	20.5%

See Note 7 on page 36 for further details on finance debt.

Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.

Dividends

Dividends payable

BP today announced a dividend of 9 cents per ordinary share expected to be paid in March. The corresponding amount in sterling will be announced on 18 March 2013, calculated based on the average of the market exchange rates for the four dealing days commencing on 12 March 2013. Holders of American Depositary Shares (ADSs) will receive $0.54 per ADS. The dividend is due to be paid on 28 March 2013 to shareholders and ADS holders on the register on 15 February 2013. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the fourth-quarter dividend and timetable are available at bp.com/dividends and details of the scrip dividend programme are available at bp.com/scrip.

Dividends paid

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			Dividends paid per ordinary share
7.000	8.000	9.000	cents	33.000	28.000
4.469	5.017	5.589	pence	20.852	17.404
42.00	48.00	54.00	Dividends paid per ADS (cents)	198.00	168.00
			Scrip dividends
11.4	15.0	72.7	Number of shares issued (millions)	138.4	165.6
83	105	498	Value of shares issued ($ million)	982	1,219

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Upstream

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
6,551	4,922	7,676	Profit before interest and tax	22,370	26,447
13	(12)	(4)	Inventory holding (gains) losses	104	(81)
6,564	4,910	7,672	RC profit before interest and tax	22,474	26,366
			Net (favourable) unfavourable impact of non-operating
(640)	(541)	(3,313)	items and fair value accounting effects	(3,055)	(1,141)
5,924	4,369	4,359	Underlying RC profit before interest and tax(a)	19,419	25,225

(a)	See footnote (a) on page 6 for information on underlying RC profit and see page 9 for a reconciliation to segment RC profit before interest and tax by region.

The replacement cost profit before interest and tax for the fourth quarter and full year was $7,672 million and $22,474 million respectively, compared with $6,564 million and $26,366 million for the same periods in 2011. The fourth quarter included a net non-operating gain of $3,346 million, primarily gains on disposals, compared with a net gain of $584 million in 2011. For the full year, the net non-operating gain was $3,189 million, mainly relating to gains on disposals partly offset by impairment charges, compared with a net gain of $1,130 million in 2011. In the fourth quarter, fair value accounting effects had an unfavourable impact of $33 million compared with a favourable impact of $56 million last year. For the full year, fair value accounting effects had an unfavourable impact of $134 million compared with a favourable impact of $11 million in 2011.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the fourth quarter and full year was $4,359 million and $19,419 million respectively, compared with $5,924 million and $25,225 million in 2011. The results in both periods of 2012 were impacted by higher costs (primarily higher depreciation, depletion and amortization, as well as ongoing sector inflation), lower production, and lower realizations.

Production for the quarter was 2,290mboe/d, 7.1% lower than the fourth quarter of 2011. After adjusting for the effect of divestments and entitlement impacts in our production-sharing agreements (PSAs), production decreased by 0.8%. This primarily reflects natural field decline across the portfolio partly offset by the delivery of major projects. For the full year, production was 2,319mboe/d, 5.7% lower than 2011. After adjusting for the effect of divestments and PSA entitlement impacts, production in 2012 compared with 2011 was broadly flat.

Looking ahead we expect first-quarter 2013 reported production to be slightly increased relative to the fourth quarter with the continuing benefit of our major project start-ups largely offset by the continuing impact of our divestment programme. Reported production for 2013 is expected to be lower than 2012, mainly due to the impact of divestments which we estimate at around 150mboe/d. The actual reported production outcome for the year will depend on the exact timing of divestments and project start-ups, OPEC quotas, and entitlement impacts in PSAs. After adjusting for divestments and the impact of entitlement effects in our PSAs, we expect full-year production in 2013 to increase compared to 2012.

We continued to make strategic progress. In November, the Canada-Nova Scotia Offshore Petroleum Board announced that we were the successful bidder for blocks five, six, seven and eight in the recent call for bids. The blocks together cover an area of almost 14,000 square kilometres and are located approximately 300 kilometres off the Nova Scotia coast, southeast of Halifax, in water depths ranging from 100 to over 3,000 metres. We also announced a further discovery of gas offshore Trinidad, in the Savonette field.

At the end of November, we announced the agreement to sell our interests in a number of central North Sea oil and gas fields to TAQA for $1.058 billion plus future payments which, dependent on oil price and production, are currently expected to exceed $250 million after tax. The assets included in the sale are our interests in the BP-operated Maclure, Harding and Devenick fields, and non-operated interests in the Brae complex of fields and the Braemar field. The sale is subject to third-party and regulatory approvals and we currently expect it to complete in the second quarter of 2013. In addition, we completed the sale of a number of oil and gas fields in the deepwater US Gulf of Mexico to Plains Exploration & Production Company for $5.55 billion in cash subject to customary post-closing adjustments. The deal included our interests in the Marlin hub, Horn Mountain, Holstein, Ram Powell and Diana Hoover assets.

Also in November, the Indonesian regulator formally approved the plan of development for Tangguh Expansion Train 3 at the BP-operated Tangguh Liquefied Natural Gas (LNG) plant in Papua Barat province in Eastern Indonesia. The planned expansion will build on the established operation of the two existing liquefaction trains at the site.

In December, we agreed to sell our non-operated 50% interest in the Sean gas field in the North Sea to SSE plc for $288 million in cash. Completion of the deal is anticipated during the first half of 2013, subject to regulatory approval. We also announced the sale of our 34.3% interest in the Yacheng gas field in the South China Sea to Kuwait Foreign Petroleum Exploration Company for $308 million in cash. Subject to regulatory and third-party approvals, we expect the deal to close in the second half of 2013.

Also in December, production started from the PSVM development area in Block 31, offshore Angola. Initial production comes from the Plutão field, which has produced at an average rate of just over 60mboe/d to date. PSVM is expected to build towards a plateau rate of 150mboe/d over the coming year.

In January 2013, we announced with our partners the successful start of production from the Skarv field in the Norwegian Sea on 31 December 2012. The Skarv field is approximately 210 kilometres west of the Norwegian coast in water depths of approximately 350 to 450 metres.

Top of page 9
Upstream

Fourth	Third	Fourth
quarter	quarter	quarter	$ million	Year	Year
2011	2012	2012	Underlying RC profit before interest and tax	2012	2011
			By region
1,310	741	827	US	3,854	6,108
4,614	3,628	3,532	Non-US	15,565	19,117
5,924	4,369	4,359		19,419	25,225
			Non-operating items
831	465	3,992	US	3,131	73
(247)	51	(646)	Non-US	58	1,057
584	516	3,346		3,189	1,130
			Fair value accounting effects(a)
17	(28)	(29)	US	(67)	15
39	53	(4)	Non-US	(67)	(4)
56	25	(33)		(134)	11
			RC profit before interest and tax
2,158	1,178	4,790	US	6,918	6,196
4,406	3,732	2,882	Non-US	15,556	20,170
6,564	4,910	7,672		22,474	26,366
			Exploration expense
80	35	139	US(b)	649	1,065
262	255	170	Non-US(c)	826	455
342	290	309		1,475	1,520
			Production (net of royalties)(d)
			Liquids (mb/d)(e)
439	356	402	US	390	453
145	95	100	Europe	109	145
687	697	670	Rest of World	680	687
1,271	1,148	1,172		1,179	1,285
			Natural gas (mmcf/d)
1,817	1,545	1,593	US	1,651	1,843
497	339	371	Europe	422	368
4,617	4,559	4,521	Rest of World	4,536	4,596
6,931	6,443	6,484		6,609	6,807
			Total hydrocarbons (mboe/d)(f)
752	622	676	US	675	771
230	153	164	Europe	182	209
1,484	1,483	1,449	Rest of World	1,462	1,480
2,466	2,259	2,290		2,319	2,460
			Average realizations(g)
101.84	99.00	100.00	Total liquids ($/bbl)	102.10	101.29
5.07	4.77	5.03	Natural gas ($/mcf)	4.75	4.69
63.49	60.68	62.38	Total hydrocarbons ($/boe)	61.86	62.31

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 23.
(b)	Full year 2012 includes $308 million classified within the 'other' category of non-operating items (full year 2011 $395 million).
(c)	Full year 2011 includes $44 million classified within the 'other' category of non-operating items.
(d)	Includes BP's share of production of equity-accounted entities in the Upstream segment.
(e)	Crude oil and natural gas liquids.
(f)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(g)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

Top of page 10
Downstream

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
657	3,385	558	Profit before interest and tax	2,359	7,961
(93)	(982)	765	Inventory holding (gains) losses	487	(2,487)
564	2,403	1,323	RC profit before interest and tax	2,846	5,474
			Net (favourable) unfavourable impact of non-operating
195	601	67	items and fair value accounting effects	3,601	539
759	3,004	1,390	Underlying RC profit before interest and tax(a)	6,447	6,013

(a)	See footnote (a) on page 6 for information on underlying RC profit and see page 11 for a reconciliation to segment RC profit before interest and tax by region and by business.

The replacement cost profit before interest and tax for the fourth quarter and full year was $1,323 million and $2,846 million respectively, compared with $564 million and $5,474 million for the same periods in 2011.

The results include net non-operating charges of $75 million for the fourth quarter and $3,174 million for the full year. The full year charge principally relates to impairments in the second quarter. In 2011, there were net non-operating charges of $140 million and $602 million for the fourth quarter and full year respectively (see pages 11 and 22 for further information on non-operating items). In 2012, fair value accounting effects had a favourable impact of $8 million for the fourth quarter and an unfavourable impact of $427 million for the full year. For the corresponding periods in 2011, there was an unfavourable impact of $55 million for the fourth quarter and a favourable impact of $63 million for the full year.

For the full year 2012, after adjusting for non-operating items and fair value accounting effects, the segment delivered a record underlying replacement cost profit before interest and tax of $6,447 million compared with $6,013 million in 2011. For the fourth quarter, the segment delivered an underlying replacement cost profit before interest and tax of $1,390 million, compared with $759 million for the same period in 2011.

Replacement cost profit or loss before interest and tax for the fuels, lubricants and petrochemicals businesses is set out on page 11.

The fuels business delivered an underlying replacement cost profit before interest and tax of $1,015 million for the fourth quarter and $4,996 million for the full year, compared with $400 million and $3,643 million in the same periods in 2011. The fourth-quarter result continued to benefit from strong operations, enabling the capture of the favourable refining environment compared with the same period last year. These benefits were partly offset by the impact of the planned crude unit outage at our Whiting refinery, which began in November. For the full year, comparing 2012 with 2011, the benefits of the stronger refining environment were partially offset by a significant reduction in the supply and trading contribution.

On 1 February 2013, we completed the sale of our Texas City refinery and a portion of its retail and logistics network in the south-eastern US to Marathon Petroleum Corporation for up to $2.4 billion. We continue to expect the sale of the Carson refinery in California, and related marketing and logistics assets in the region, to close by mid-2013. See Note 3 on page 33 for further details of these agreements.

Looking ahead, the major crude unit outage at our Whiting refinery continues with completion targeted for the second quarter, enabling the start-up of the Whiting refinery modernization project in the second half of the year. In addition, we expect the financial impact of refinery turnarounds in the first quarter of 2013 to be similar to the fourth quarter of 2012, and lower for the full year 2013 than in 2012.

The lubricants business delivered an underlying replacement cost profit before interest and tax of $329 million in the fourth quarter and $1,285 million in the full year, compared with $263 million and $1,250 million in the same periods last year. This reflects continued robust performance in the quarter and the full year contributing to the growth in year-on-year underlying replacement cost profit before interest and tax despite challenging demand levels throughout 2012.

The petrochemicals business delivered an underlying replacement cost profit before interest and tax of $46 million in the fourth quarter of 2012 compared with $96 million in the same period last year. For the full year, the underlying replacement cost profit was $166 million compared with $1,120 million in 2011, reflecting weakness in margins for BP's mix of products. Despite a slight recovery in the fourth quarter compared with the third quarter, we expect margins to remain under pressure during 2013.

Top of page 11
Downstream

Fourth	Third	Fourth
quarter	quarter	quarter	$ million	Year	Year
2011	2012	2012	Underlying RC profit before interest and tax -	2012	2011
			by region
195	1,723	583	US	3,045	1,977
564	1,281	807	Non-US	3,402	4,036
759	3,004	1,390		6,447	6,013
			Non-operating items
(123)	(229)	(96)	US	(2,846)	(562)
(17)	(86)	21	Non-US	(328)	(40)
(140)	(315)	(75)		(3,174)	(602)
			Fair value accounting effects(a)
(41)	(388)	(9)	US	(441)	-
(14)	102	17	Non-US	14	63
(55)	(286)	8		(427)	63
			RC profit before interest and tax
31	1,106	478	US	(242)	1,415
533	1,297	845	Non-US	3,088	4,059
564	2,403	1,323		2,846	5,474
			Underlying RC profit before interest and tax -
			by business(b)(c)
400	2,713	1,015	Fuels	4,996	3,643
263	311	329	Lubricants	1,285	1,250
96	(20)	46	Petrochemicals	166	1,120
759	3,004	1,390		6,447	6,013
			Non-operating items and fair value accounting
			effects(a)
(206)	(592)	(88)	Fuels	(3,611)	(640)
11	(8)	1	Lubricants	(9)	100
-	(1)	20	Petrochemicals	19	1
(195)	(601)	(67)		(3,601)	(539)
			RC profit (loss) before interest and tax(b)(c)
194	2,121	927	Fuels	1,385	3,003
274	303	330	Lubricants	1,276	1,350
96	(21)	66	Petrochemicals	185	1,121
564	2,403	1,323		2,846	5,474

9.10	19.50	13.17	BP Average refining marker margin (RMM) ($/bbl)(d)	15.02	11.64
			Refinery throughputs (mb/d)
1,352	1,403	1,325	US	1,310	1,277
790	791	732	Europe	751	771
312	318	293	Rest of World	293	304
2,454	2,512	2,350		2,354	2,352
95.3	95.0	95.0	Refining availability (%)(e)	94.8	94.8
			Marketing sales volumes (mb/d)(f)
1,409	1,432	1,393	US	1,396	1,401
1,302	1,247	1,236	Europe(g)	1,230	1,305
607	571	599	Rest of World	587	605
3,318	3,250	3,228		3,213	3,311
2,515	2,393	2,434	Trading/supply sales	2,444	2,465
5,833	5,643	5,662	Total refined product sales	5,657	5,776
			Petrochemicals production (kte)
1,001	900	959	US	4,047	4,029
864	993	925	Europe(c)	3,927	3,854
1,715	1,686	1,500	Rest of World	6,753	6,983
3,580	3,579	3,384		14,727	14,866

(a)
Fair value accounting effects represent the favourable (unfavourable) impact relative to management's measure of performance. For Downstream, these arise solely in the fuels business. Further information is provided on page 23.

(b)	Segment-level overhead expenses are included in the fuels business result.
(c)	BP's share of income from petrochemicals at our Gelsenkirchen and Mülheim sites in Germany is reported in the fuels business.
(d)
The RMM is the average of regional indicator margins weighted for BP's crude refining capacity in each region. They may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate. The quarterly regional marker margins can be found on bp.com and are updated weekly. The RMM will be updated in 2013 to reflect the impact of refinery divestments.

(e)
Refining availability represents Solomon Associates' operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(f)	Marketing sales do not include volumes relating to crude oil.
(g)	A minor amendment has been made to comparative periods.

Top of page 12
TNK-BP(a)

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
1,008	1,347	570	Profit before interest and tax(a)	3,370	4,185
(21)	(65)	5	Inventory holding (gains) losses	3	(51)
987	1,282	575	RC profit before interest and tax	3,373	4,134
			Net (favourable) unfavourable impact of non-operating
-	12	(351)	items(b)	(246)	-
987	1,294	224	Underlying RC profit before interest and tax(c)	3,127	4,134

(a)	The TNK-BP segment includes equity-accounted earnings from associates, in which all amounts shown relate to BP's 50% share in TNK-BP, as follows:

1,489	1,818	254	Profit before interest and tax	4,405	5,992
(27)	(20)	(1)	Finance costs	(84)	(132)
(363)	(310)	(45)	Taxation	(979)	(1,333)
(91)	(141)	(22)	Minority interest	(356)	(342)
1,008	1,347	186	Net income (BP share)	2,986	4,185
(21)	(65)	5	Inventory holding (gains) losses, net of tax	3	(51)
-	12	33	Net (favourable) unfavourable impact of non-operating items(b)	138	-
987	1,294	224	Net income (BP share) on an underlying RC basis(c)	3,127	4,134

(b)	Disclosure of non-operating items for TNK-BP began in the first quarter of 2012.
(c)	See footnote (a) on page 6 for information on underlying RC profit.

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			Production (net of royalties) (BP share)(d)
886	876	870	Crude oil (mb/d)	876	871
783	728	818	Natural gas (mmcf/d)	784	710
1,021	1,002	1,011	Total hydrocarbons (mboe/d)(e)	1,012	994

(d)	BP continues to report its share of TNK-BP's production and reserves until the transaction to sell its 50% share to Rosneft closes.
(e)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Replacement cost profit before interest and tax(f) for the TNK-BP segment was $575 million and $3,373 million for the fourth quarter and full year respectively, compared with $987 million and $4,134 million respectively for the same periods in 2011. These amounts include BP's equity-accounted share of TNK-BP's earnings. For the fourth quarter of 2012, equity-accounted earnings are included for the first 21 days of October only, after which our investment was classified as an asset held for sale and therefore equity accounting ceased. See below for further information.

In addition, the segment result for the fourth quarter included a net non-operating gain of $351 million, including dividend income of $709 million partly offset by a charge of $325 million to settle disputes with Alfa, Access and Renova (AAR), see below for further information. With the cessation of equity accounting, under IFRS dividends from our investment in TNK-BP are recognized as revenue in the period in which they become receivable. The fourth-quarter dividend is included within other income in the group income statement. The dividend received in the fourth quarter will reduce the cash proceeds receivable from Rosneft for the sale of our shareholding in 2013, and therefore the anticipated non-operating gain on disposal in 2013, by an equivalent amount.

After adjusting for non-operating items, the underlying replacement cost profit before interest and tax(f) for the TNK-BP segment was $224 million and $3,127 million for the fourth quarter and full year respectively, compared with $987 million and $4,134 million respectively for the same periods in 2011. The primary factor impacting the fourth-quarter result, compared with the same period last year, was the cessation of equity accounting of TNK-BP income from 22 October 2012. For the full year, the reduction was driven largely by the negative effect of the cessation of equity accounting of TNK-BP income from 22 October 2012 combined with the less significant adverse impact of export duty lag and lower realizations, partially offset by favourable foreign exchange effects.

Total hydrocarbon production for the fourth quarter was 1,011mboe/d, 1% lower than the same period in 2011, and 1,012mboe/d for the full year, 2% higher than a year ago. After adjusting for the effect of the acquisition of BP's upstream interests in Vietnam and Venezuela, production for the fourth quarter was lower than the same period in 2011, and for the full year was slightly higher than a year ago, with the ramp-up of recent new developments offsetting a decline in mature fields.

(f)	Under equity accounting, BP's share of TNK-BP's earnings after interest and tax has been included in the BP group income statement within profit before interest and tax.

Top of page 13
TNK-BP

On 13 November, BP and AAR, joint shareholders in TNK-BP, announced that they reached a comprehensive agreement to settle all outstanding disputes between them, including the arbitrations brought by each against the other. The agreement included a waiver of the new opportunities provision in the TNK-BP shareholder agreement, allowing each party to explore new opportunities and partnerships in Russia and the Ukraine, effective immediately.

On 22 November, BP, Rosneft and Rosneftegaz (the state-owned parent company of Rosneft) signed definitive and binding sale and purchase agreements (SPAs) for the sale of BP's 50% interest in TNK-BP to Rosneft and for BP's investment in Rosneft. BP and Rosneft agreed heads of terms for this transaction on 22 October. On completion, the overall effect of the transaction will be that BP will receive $11.6 billion in cash ($12.3 billion previously announced, subject to closing adjustments, less the $0.7 billion TNK-BP dividend received by BP in the fourth quarter) and will acquire an 18.5% stake in Rosneft for its stake in TNK-BP. Combined with BP's existing 1.25% shareholding, this will result in BP owning 19.75% of Rosneft. Completion of the transaction is subject to certain customary closing conditions, including governmental, regulatory and anti-trust approvals. We anticipate completion in the first half of 2013.

Top of page 14
Other businesses and corporate

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
(1,072)	(1,097)	(504)	Profit (loss) before interest and tax	(2,795)	(2,463)
-	-	-	Inventory holding (gains) losses	-	(15)
(1,072)	(1,097)	(504)	RC profit (loss) before interest and tax	(2,795)	(2,478)
454	523	57	Net charge (credit) for non-operating items	798	822
			Underlying RC profit (loss) before interest
(618)	(574)	(447)	and tax(a)	(1,997)	(1,656)

			By region
			Underlying RC profit (loss) before interest
			and tax(a)
(270)	(218)	(291)	US	(859)	(797)
(348)	(356)	(156)	Non-US	(1,138)	(859)
(618)	(574)	(447)		(1,997)	(1,656)
			Non-operating items
(310)	(494)	(54)	US	(782)	(433)
(144)	(29)	(3)	Non-US	(16)	(389)
(454)	(523)	(57)		(798)	(822)
			RC profit (loss) before interest and tax
(580)	(712)	(345)	US	(1,641)	(1,230)
(492)	(385)	(159)	Non-US	(1,154)	(1,248)
(1,072)	(1,097)	(504)		(2,795)	(2,478)

(a)	See footnote (a) on page 6 for information on underlying RC profit or loss.

Other businesses and corporate comprises the Alternative Energy business, Shipping, Treasury (which includes interest income on the group's cash and cash equivalents), and corporate activities worldwide.

The replacement cost loss before interest and tax for the fourth quarter and full year was $504 million and $2,795 million respectively, compared with $1,072 million and $2,478 million for the same periods last year.

The fourth-quarter result included a net non-operating charge of $57 million, compared with a net non-operating charge of $454 million a year ago. For the full year the net non-operating charge was $798 million, compared with a net charge of $822 million a year ago.

After adjusting for non-operating items, the underlying replacement cost loss before interest and tax for the fourth quarter and full year was $447 million and $1,997 million respectively, compared with $618 million and $1,656 million for the same periods last year. The fourth quarter benefited from improved performance in Alternative Energy and lower corporate and functional costs due to differences in the quarterly phasing of costs across the two years. The full-year result was impacted by the loss of income following the sale of the aluminium business in 2011, adverse foreign exchange effects and higher corporate and functional costs.

In Alternative Energy, net wind generation capacity(b) at the end of the fourth quarter was 1,590MW (2,619MW gross), compared with 1,048MW (1,763MW gross) at the end of the same period a year ago. BP's net share of wind generation from our 16 US wind farms for the fourth quarter was 1,015GWh (1,678GWh gross), compared with 725GWh (1,313GWh gross) in the same period a year ago. For the full year, BP's net share was 3,587GWh (5,739GWh gross), compared with 2,394GWh (4,309GWh gross) a year ago.

In our biofuels business, BP's net share of ethanol-equivalent(c) production for the fourth quarter was 100 million litres compared with 36 million litres (58 million litres gross) in the same period a year ago(d). For the full year, BP's net share of ethanol-equivalent production was 404 million litres compared with 314 million litres (410 million litres gross) a year ago. The Vivergo joint venture (BP 47%) was commissioned late in 2012 with negligible fourth-quarter production. Vivergo is expected to mill approximately 1 million tonnes of wheat per annum.

(b)
Net wind generation capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP's share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership. Capacity figures include 32MW in the Netherlands managed by our Downstream segment.

(c)	Ethanol-equivalent production includes ethanol and sugar.
(d)	BP acquired the remaining 50% of Tropical Bioenergia on 22 November 2011.

Top of page 15
Cautionary statement

Cautionary statement regarding forward-looking statements: The discussion in this results announcement contains forward-looking statements, particularly those regarding the expected level of BP's net cash provided by operating activities in 2014; BP's intentions to target the net debt ratio in the 10-20% range; the expected quarterly dividend payment; the expected underlying effective tax rate in 2013; the expected level of full-year organic capital expenditure in 2013 through to the end of the decade; expectations regarding investment in Upstream in 2013; the expected level of equity-accounted income in 2013; expectations about the value of BP's per annum divestments in the future; expectations about the level of depreciation, depletion and amortization in 2013; the expected ramp-up of production from higher-margin Upstream assets in 2013; expectations about the effect of the amended IAS 19 "Employee Benefits" upon our quarterly earnings; the expected range of BP's reserve replacement ratio (excluding acquisitions and disposals) on a combined basis of subsidiaries and equity-accounted entities for the year ended 31 December 2012, and expectations regarding the level of net additions to proved reserves in the year ended 31 December 2012 contributed by equity-accounted entities; BP's intentions to resume activities at the In Amenas natural gas site in Algeria; BP's intentions to continue to patrol and maintain certain shoreline segments impacted by the Gulf of Mexico oil spill; the source of funding for BP's $1-billion commitment to early restoration projects, and the prospects for these early restoration projects; the expected quantum of funds remaining in the $20-billion Trust fund in subsequent periods; the expected level of reported production in the first quarter of 2013, and the expected level of full-year reported production in 2013; the expected level of full-year production (as adjusted for divestments and the impact of entitlement effects in BP's PSAs) in 2013; the timing of the completion of and expected quantum of future payments payable in connection with the sale of certain central North Sea oil and gas fields to TAQA; the prospects for BP's planned expansion of Tangguh Expansion Train 3; the timing of completion of planned and announced divestments, including the disposal of BP's interests in the Sean gas field, the Yacheng gas field and the Carson refinery; expectations regarding the rate of production at PSVM in 2013; the timing of and prospects for upgrades to the Whiting refinery as well as the financial impact of refinery turnarounds generally; the expected level of petrochemicals margins in 2013; the expected impacts of the fourth-quarter dividend from TNK-BP on cash proceeds receivable from Rosneft and on the anticipated non-operating gain on disposal in 2013; the expected timing of completion of the Rosneft transaction; expectations about the quantity of wheat milled per annum at the Vivergo joint venture; and the prospects for and expected timing of certain investigations, claims, hearings, settlements and litigation outcomes. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; the timing and quantum of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing, and in particular the future levels of the Brent oil price and the Henry Hub gas price in 2013 and 2014; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Form 6-K for the period ended 30 June 2012 and under "Risk factors" in our Annual Report and Form 20-F 2011 as filed with the US Securities and Exchange Commission.

Top of page 16
Group income statement

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
93,441	90,591	92,894	Sales and other operating revenues (Note 4)	370,866	375,517
			Earnings from jointly controlled entities - after
211	235	131	interest and tax	744	1,304
1,144	1,548	322	Earnings from associates - after interest and tax	3,675	4,916
170	137	1,102	Interest and other income	1,590	596
1,377	610	4,411	Gains on sale of businesses and fixed assets	6,696	4,130
96,343	93,121	98,860	Total revenues and other income	383,571	386,463
71,791	68,148	73,215	Purchases	288,528	285,618
3,628	7,093	12,208	Production and manufacturing expenses(a)	33,911	24,145
2,072	1,912	2,073	Production and similar taxes (Note 5)	8,158	8,280
2,982	3,200	3,196	Depreciation, depletion and amortization	12,481	11,135
			Impairment and losses on sale of businesses
405	486	828	and fixed assets	6,275	2,058
342	290	309	Exploration expense	1,475	1,520
3,910	3,627	3,389	Distribution and administration expenses	13,357	13,958
(166)	(72)	(104)	Fair value gain on embedded derivatives	(347)	(68)
11,379	8,437	3,746	Profit before interest and taxation	19,733	39,817
326	256	319	Finance costs(a)	1,125	1,246
			Net finance income relating to
(65)	(58)	(35)	pensions and other post-retirement benefits	(201)	(263)
11,118	8,239	3,462	Profit before taxation	18,809	38,834
3,344	2,739	1,782	Taxation(a)	6,993	12,737
7,774	5,500	1,680	Profit for the period	11,816	26,097
			Attributable to
7,685	5,434	1,618	BP shareholders	11,582	25,700
89	66	62	Minority interest	234	397
7,774	5,500	1,680		11,816	26,097
			Earnings per share - cents (Note 6)
			Profit for the period attributable to
			BP shareholders
40.51	28.54	8.48	Basic	60.86	135.93
39.99	28.39	8.43	Diluted	60.45	134.29

(a)	See Note 2 on pages 26 - 33 for further details of the impact of the Gulf of Mexico oil spill on the income statement line items.

Top of page 17
Group statement of comprehensive income

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
7,774	5,500	1,680	Profit for the period	11,816	26,097
(106)	747	236	Currency translation differences	531	(531)
			Exchange (gains) losses on translation of
			foreign operations transferred to gain or loss
-	12	(15)	on sales of businesses and fixed assets	(15)	19
			Actuarial gain (loss) relating to pensions and
(5,960)	192	(1,646)	other post-retirement benefits	(2,335)	(5,960)
96	61	290	Available-for-sale investments marked to market	306	(71)
			Available-for-sale investments recycled
-	-	(1)	to the income statement	(1)	(3)
(24)	48	1,439	Cash flow hedges marked to market(a)	1,466	44
3	29	3	Cash flow hedges recycled to the income statement	62	(195)
(6)	3	7	Cash flow hedges recycled to the balance sheet	19	(13)
			Share of equity-accounted entities'
(57)	73	(40)	other comprehensive income, net of tax	(98)	(57)
1,601	56	173	Taxation	446	1,659
(4,453)	1,221	446	Other comprehensive income (expense)	381	(5,108)
3,321	6,721	2,126	Total comprehensive income	12,197	20,989
			Attributable to
3,243	6,644	2,066	BP shareholders	11,959	20,605
78	77	60	Minority interest	238	384
3,321	6,721	2,126		12,197	20,989

(a)	Fourth quarter and full year 2012 includes $1,410 million relating to the contracts to acquire Rosneft shares. See Note 3 for further information.

Group statement of changes in equity

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 1 January 2012	111,465	1,017	112,482

Total comprehensive income	11,959	238	12,197
Dividends	(5,294)	(82)	(5,376)
Share-based payments (net of tax)	284	-	284
Transactions involving minority interests	-	33	33
At 31 December 2012	118,414	1,206	119,620

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 1 January 2011	94,987	904	95,891

Total comprehensive income	20,605	384	20,989
Dividends	(4,072)	(245)	(4,317)
Share-based payments (net of tax)	(8)	-	(8)
Transactions involving minority interests	(47)	(26)	(73)
At 31 December 2011	111,465	1,017	112,482

Top of page 18
Group balance sheet

	31 December	31 December
	2012	2011
$ million
Non-current assets
Property, plant and equipment	120,448	119,214
Goodwill	11,861	12,100
Intangible assets	24,041	21,102
Investments in jointly controlled entities	15,724	15,518
Investments in associates	2,998	13,291
Other investments	2,702	2,633
Fixed assets	177,774	183,858
Loans	695	884
Trade and other receivables	5,272	4,337
Derivative financial instruments	4,294	5,038
Prepayments	809	739
Deferred tax assets	874	611
Defined benefit pension plan surpluses	12	17
	189,730	195,484
Current assets
Loans	247	244
Inventories	27,867	25,661
Trade and other receivables	37,940	43,526
Derivative financial instruments	4,507	3,857
Prepayments	1,058	1,286
Current tax receivable	456	235
Other investments	319	288
Cash and cash equivalents	19,548	14,067
	91,942	89,164
Assets classified as held for sale (Note 3)	19,315	8,420
	111,257	97,584
Total assets	300,987	293,068
Current liabilities
Trade and other payables	47,154	52,405
Derivative financial instruments	2,658	3,220
Accruals	6,810	5,932
Finance debt	10,030	9,044
Current tax payable	2,501	1,941
Provisions	7,863	11,238
	77,016	83,780
Liabilities directly associated with assets classified as held for sale (Note 3)	846	538
	77,862	84,318
Non-current liabilities
Other payables	2,102	3,437
Derivative financial instruments	2,723	3,773
Accruals	448	389
Finance debt	38,767	35,169
Deferred tax liabilities	15,064	15,078
Provisions	30,852	26,404
Defined benefit pension plan and other post-retirement benefit plan deficits	13,549	12,018
	103,505	96,268
Total liabilities	181,367	180,586
Net assets	119,620	112,482
Equity
BP shareholders' equity	118,414	111,465
Minority interest	1,206	1,017
	119,620	112,482

Top of page 19
Condensed group cash flow statement

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
			Operating activities
11,118	8,239	3,462	Profit before taxation(a)	18,809	38,834
			Adjustments to reconcile profit before taxation
			to net cash provided by operating activities
			Depreciation, depletion and amortization and
3,083	3,318	3,351	exploration expenditure written off	13,226	12,159
			Impairment and (gain) loss on sale of
(972)	(124)	(3,583)	businesses and fixed assets	(421)	(2,072)
			Earnings from equity-accounted entities,
856	(1,306)	(155)	less dividends received	(2,209)	(839)
			Net charge for interest and other finance expense,
(54)	(33)	(143)	less net interest paid	(344)	(109)
(205)	132	(109)	Share-based payments	156	(88)
			Net operating charge for pensions and other
			post-retirement benefits, less contributions
(300)	(53)	(434)	and benefit payments for unfunded plans	(857)	(1,004)
2,212	971	4,733	Net charge for provisions, less payments	6,134	2,976
			Movements in inventories and other current and
(8,190)	(2,909)	475	non-current assets and liabilities(b)	(7,645)	(19,668)
(2,538)	(1,948)	(1,257)	Income taxes paid	(6,452)	(8,035)
5,010	6,287	6,340	Net cash provided by operating activities	20,397	22,154
			Investing activities
(5,805)	(5,742)	(6,946)	Capital expenditure	(23,078)	(17,845)
(3,018)	-	-	Acquisitions, net of cash acquired	(116)	(10,909)
(362)	(380)	(457)	Investment in jointly controlled entities	(1,530)	(857)
(19)	(3)	(17)	Investment in associates	(54)	(55)
1,396	1,400	6,803	Proceeds from disposal of fixed assets	9,991	3,500
			Proceeds from disposal of businesses,
(3,357)	(4)	12	net of cash disposed	1,455	(768)
87	57	106	Proceeds from loan repayments	370	301
(11,078)	(4,672)	(499)	Net cash used in investing activities	(12,962)	(26,633)
			Financing activities
30	23	61	Net issue of shares	122	74
3,596	1,206	3,031	Proceeds from long-term financing	11,087	11,600
(1,515)	(556)	(3,592)	Repayments of long-term financing	(7,177)	(9,102)
1,580	83	(676)	Net increase (decrease) in short-term debt	(674)	2,227
(1,244)	(1,418)	(1,217)	Dividends paid - BP shareholders	(5,294)	(4,072)
(63)	(20)	(10)	Dividends paid - Minority interest	(82)	(245)
2,384	(682)	(2,403)	Net cash provided by (used in) financing activities	(2,018)	482
			Currency translation differences relating to
(246)	227	69	cash and cash equivalents	64	(492)
(3,930)	1,160	3,507	Increase (decrease) in cash and cash equivalents	5,481	(4,489)
17,997	14,881	16,041	Cash and cash equivalents at beginning of period	14,067	18,556
14,067	16,041	19,548	Cash and cash equivalents at end of period	19,548	14,067

(a)	Fourth quarter and year 2012 includes $709 million of dividends received from TNK-BP. See Note 3 for further information.
(b)	Includes

(54)	(979)	737	Inventory holding (gains) losses	534	(2,523)
(166)	(72)	(104)	Fair value (gain) loss on embedded derivatives	(347)	(68)
(8,106)	(2,017)	(1,565)	Movements related to Gulf of Mexico oil spill response	(6,882)	(15,405)

Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit before taxation. A minor amendment has been made to comparative periods. See Note 2 for further information on the cash flow impacts of the Gulf of Mexico oil spill.

Top of page 20
Capital expenditure and acquisitions

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
			By business
			Upstream
2,336	1,747	1,843	US(a)	6,385	5,363
3,313	2,870	3,134	Non-US(b)(c)(d)	11,474	20,172
5,649	4,617	4,977		17,859	25,535
			Downstream
713	921	859	US	3,344	2,590
656	360	764	Non-US	1,704	1,540
1,369	1,281	1,623		5,048	4,130
			Other businesses and corporate
423	127	143	US	681	877
204	100	395	Non-US(e)	754	976
627	227	538		1,435	1,853
7,645	6,125	7,138		24,342	31,518
			By geographical area
3,472	2,795	2,845	US(a)	10,410	8,830
4,173	3,330	4,293	Non-US(b)(c)(d)(e)	13,932	22,688
7,645	6,125	7,138		24,342	31,518
			Included above:
282	(19)	45	Acquisitions and asset exchanges(c)(d)(e)	200	11,283

(a)	Fourth quarter and full year 2012 include $388 million and $899 million, respectively, associated with deepening our natural gas asset base (fourth quarter and full year 2011 $1,096 million).
(b)	Fourth quarter and full year 2012 include $155 million related to increasing our interest in North Sea assets.
(c)	Full year 2011 includes capital expenditure of $3,236 million in Brazil as part of the transaction with Devon Energy.
(d)
Fourth quarter and full year 2011 include $69 million and $7,026 million respectively relating to the acquisition from Reliance Industries of interests in 21 oil and gas production sharing agreements in India.

(e)	Full year 2011 includes capital expenditure of $680 million in Brazil relating to the acquisition of CNAA.

Exchange rates

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
1.57	1.58	1.61	US dollar/sterling average rate for the period	1.58	1.60
1.54	1.62	1.62	US dollar/sterling period-end rate	1.62	1.54
1.35	1.25	1.30	US dollar/euro average rate for the period	1.28	1.39
1.29	1.29	1.32	US dollar/euro period-end rate	1.32	1.29

Top of page 21
Analysis of replacement cost profit before interest and tax and reconciliation to profit before taxation(a)

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
			By business
6,564	4,910	7,672	Upstream	22,474	26,366
564	2,403	1,323	Downstream	2,846	5,474
987	1,282	575	TNK-BP(b)	3,373	4,134
(1,072)	(1,097)	(504)	Other businesses and corporate	(2,795)	(2,478)
7,043	7,498	9,066		25,898	33,496
4,108	(56)	(4,126)	Gulf of Mexico oil spill response	(4,995)	3,800
127	(64)	(428)	Consolidation adjustment - unrealized profit in inventory	(576)	(113)
11,278	7,378	4,512	RC profit before interest and tax(c)	20,327	37,183
			Inventory holding gains (losses)(d)
(13)	12	4	Upstream	(104)	81
93	982	(765)	Downstream	(487)	2,487
21	65	(5)	TNK-BP (net of tax)	(3)	51
-	-	-	Other businesses and corporate	-	15
11,379	8,437	3,746	Profit before interest and tax	19,733	39,817
326	256	319	Finance costs	1,125	1,246
			Net finance income relating to pensions and other
(65)	(58)	(35)	post-retirement benefits	(201)	(263)
11,118	8,239	3,462	Profit before taxation	18,809	38,834

			RC profit before interest and tax
			By geographical area
5,887	1,422	1,069	US	180	10,202
5,391	5,956	3,443	Non-US	20,147	26,981
11,278	7,378	4,512		20,327	37,183

(a)
IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, both RC profit or loss before interest and tax and underlying RC profit or loss before interest and tax (see page 6 for further information) are provided regularly to the chief operating decision maker. In such cases IFRS requires that the measure of profit disclosed for each operating segment is the measure that is closest to IFRS, which for BP is RC profit or loss before interest and tax. In addition, a reconciliation is required between the total of the operating segments' measures of profit or loss and the group profit or loss before taxation.

(b)	BP ceased equity accounting for its share of TNK-BP's earnings from 22 October 2012. See TNK-BP on pages 12 - 13 for further information.
(c)
RC profit or loss reflects the replacement cost of supplies. The RC profit or loss for the period is arrived at by excluding from profit or loss inventory holding gains and losses and their associated tax effect. RC profit or loss for the group is not a recognized GAAP measure.

(d)
Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies acquired during the period and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historic cost of purchase, or manufacture, rather than its RC. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge (to the income statement) for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen if an average cost of supplies was used for the period. For this purpose, the average cost of supplies during the period is principally calculated on a monthly basis by dividing the total cost of inventory acquired in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP's management believes it is helpful to disclose this information.

Top of page 22
Non-operating items(a)

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
			Upstream
			Impairment and gain (loss) on sale of
1,124	492	3,673	businesses and fixed assets	3,638	2,131
(2)	(48)	-	Environmental and other provisions	(48)	(27)
			Restructuring, integration and
(1)	-	-	rationalization costs	-	-
166	73	103	Fair value gain (loss) on embedded derivatives	347	191
(703)	(1)	(430)	Other(b)	(748)	(1,165)
584	516	3,346		3,189	1,130
			Downstream
			Impairment and gain (loss) on sale of
(114)	(115)	(82)	businesses and fixed assets(c)	(2,935)	(334)
(25)	(171)	(1)	Environmental and other provisions	(172)	(219)
			Restructuring, integration and
13	(21)	13	rationalization costs	(32)	(4)
-	-	-	Fair value gain (loss) on embedded derivatives	-	-
(14)	(8)	(5)	Other	(35)	(45)
(140)	(315)	(75)		(3,174)	(602)
			TNK-BP
			Impairment and gain (loss) on sale of
-	38	-	businesses and fixed assets	(55)	-
-	(50)	(33)	Environmental and other provisions	(83)	-
			Restructuring, integration and
-	-	-	rationalization costs	-	-
-	-	-	Fair value gain (loss) on embedded derivatives	-	-
-	-	384	Other(d)	384	-
-	(12)	351		246	-
			Other businesses and corporate
			Impairment and gain (loss) on sale of
(38)	(253)	(8)	businesses and fixed assets	(282)	275
(73)	(246)	-	Environmental and other provisions	(261)	(220)
			Restructuring, integration and
(24)	-	(14)	rationalization costs	(15)	(39)
-	(1)	1	Fair value gain (loss) on embedded derivatives(e)	-	(123)
(319)	(23)	(36)	Other(f)	(240)	(715)
(454)	(523)	(57)		(798)	(822)
4,108	(56)	(4,126)	Gulf of Mexico oil spill response	(4,995)	3,800
4,098	(390)	(561)	Total before interest and taxation	(5,532)	3,506
(13)	(3)	(6)	Finance costs(g)	(19)	(58)
4,085	(393)	(567)	Total before taxation	(5,551)	3,448
(1,466)	72	(1,258)	Taxation credit (charge)(h)	251	(1,253)
2,619	(321)	(1,825)	Total after taxation for period	(5,300)	2,195

(a)
Non-operating items are charges and credits arising in consolidated entities and in TNK-BP that are included in the financial statements and that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers not to be part of underlying business operations and are disclosed in order to enable investors better to understand and evaluate the group's reported financial performance. An analysis of non-operating items by region is shown on pages 9, 11 and 14.

(b)
Fourth quarter 2012 includes $370 million relating to onerous gas marketing and trading contracts. Fourth quarter 2011 includes a charge of $700 million associated with the termination of the agreement to sell our 60% interest in Pan American Energy LLC to Bridas Corporation.

(c)	Full year 2012 includes impairment charges of $2,665 million in the fuels business, mainly relating to certain refineries in our global portfolio, predominantly in the US.
(d)	Fourth quarter 2012 includes dividend income of $709 million, partly offset by a charge of $325 million to settle disputes with Alfa, Access and Renova.
(e)	Full year 2011 includes a loss on an embedded derivative arising from a financing arrangement.
(f)	Fourth quarter and full year 2012 include $53 million and $244 million respectively relating to our exit from the solar business (fourth quarter 2011 $319 million, full year 2011 $717 million).
(g)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 on pages 26 - 33 for further details.
(h)
For the Gulf of Mexico oil spill, certain impairment losses in full year 2012 and certain disposal gains in the fourth quarter 2012, tax is based on US statutory tax rates, except for non-deductible items. For dividends received from TNK-BP in the fourth quarter 2012, there is no tax arising. For other items reported by consolidated subsidiaries, tax is calculated using the group's discrete quarterly effective tax rate (adjusted for the items noted above, equity-accounted earnings from the first quarter 2012 onwards and the deferred tax adjustments relating to changes to the taxation of UK oil and gas production (first quarter 2011 $683 million and third quarter 2012 $256 million)). Non-operating items arising within the equity-accounted earnings of TNK-BP are reported net of tax.

Top of page 23
Non-GAAP information on fair value accounting effects

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
			Favourable (unfavourable) impact relative to
			management's measure of performance
56	25	(33)	Upstream	(134)	11
(55)	(286)	8	Downstream	(427)	63
1	(261)	(25)		(561)	74
-	99	5	Taxation credit (charge)(a)	216	(27)
1	(162)	(20)		(345)	47

(a)
Tax is calculated using the group's discrete quarterly effective tax rate (adjusted for the Gulf of Mexico oil spill, certain impairment losses in full year 2012 and certain disposal gains in the fourth quarter 2012, equity-accounted earnings from the first quarter 2012 onwards and the deferred tax adjustments relating to changes to the taxation of UK oil and gas production (first quarter 2011 $683 million, third quarter 2012 $256 million)).

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historic cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

BP enters into commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP's gas production. Under IFRS these contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS requires that inventory held for trading be recorded at its fair value using period-end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity, oil and gas processing and liquefied natural gas (LNG) that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments, which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance. Under management's internal measure of performance the inventory, capacity, oil and gas processing and LNG contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
			Upstream
			Replacement cost profit before interest and tax
6,508	4,885	7,705	adjusted for fair value accounting effects	22,608	26,355
56	25	(33)	Impact of fair value accounting effects	(134)	11
6,564	4,910	7,672	Replacement cost profit before interest and tax	22,474	26,366
			Downstream
			Replacement cost profit before interest and tax
619	2,689	1,315	adjusted for fair value accounting effects	3,273	5,411
(55)	(286)	8	Impact of fair value accounting effects	(427)	63
564	2,403	1,323	Replacement cost profit before interest and tax	2,846	5,474
			Total group
			Profit before interest and tax
11,378	8,698	3,771	adjusted for fair value accounting effects	20,294	39,743
1	(261)	(25)	Impact of fair value accounting effects	(561)	74
11,379	8,437	3,746	Profit before interest and tax	19,733	39,817

Top of page 24
Realizations and marker prices

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			Average realizations(a)
			Liquids ($/bbl)(b)
99.05	90.62	94.36	US	96.35	96.34
107.31	108.74	104.80	Europe	109.05	107.10
102.89	104.39	104.59	Rest of World	105.84	104.83
101.84	99.00	100.00	BP Average	102.10	101.29
			Natural gas ($/mcf)
3.07	2.54	2.62	US	2.32	3.34
9.11	8.46	9.33	Europe	8.63	8.09
5.45	5.31	5.58	Rest of World	5.33	4.98
5.07	4.77	5.03	BP Average	4.75	4.69
			Total hydrocarbons ($/boe)
65.53	59.36	62.40	US	61.57	64.81
87.04	86.88	84.38	Europe	85.24	88.84
57.24	57.64	59.04	Rest of World	58.13	55.52
63.49	60.68	62.38	BP Average	61.86	62.31
			Average oil marker prices ($/bbl)
109.35	109.50	110.08	Brent	111.67	111.26
94.02	92.10	88.15	West Texas Intermediate	94.13	95.04
110.30	109.04	107.08	Alaska North Slope	111.08	110.12
106.85	104.17	103.56	Mars	106.79	107.54
108.65	108.69	108.64	Urals (NWE - cif)	110.19	109.08
49.69	55.24	54.23	Russian domestic oil	53.96	49.57
			Average natural gas marker prices
3.54	2.80	3.41	Henry Hub gas price ($/mmBtu)(c)	2.79	4.04
56.75	56.79	65.26	UK Gas - National Balancing Point (p/therm)	59.74	56.33

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of Month Index.

Top of page 25
Notes

1.       Basis of preparation

The results for the interim periods and for the year ended 31 December 2012 are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The directors draw attention to Note 2 on pages 26 - 33 which describes the uncertainties surrounding the amounts and timings of liabilities arising from the Gulf of Mexico oil spill. It is likely that the independent auditor's report in the BP Annual Report and Form 20-F 2012 will contain an emphasis of matter paragraph in relation to this matter.

The directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the annual financial statements. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2011 included in the BP Annual Report and Form 20-F 2011.

BP prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group's consolidated financial statements for the periods presented.

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2012, which do not differ significantly from those used in the BP Annual Report and Form 20-F 2011. An amount of $516 million has been reclassified from non-current prepayments to non-current other investments in the comparative 2011 balance sheet.

Segmental reporting

For the purposes of segmental reporting, the group's operating segments are established on the basis of those components of the group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. With effect from 1 January 2012, the former Exploration and
Production segment was separated to form two new operating segments, Upstream and TNK-BP, reflecting the way in which our investment in TNK-BP is managed. In addition, we began reporting the Refining and Marketing segment as Downstream.

Future accounting developments

BP will adopt the new or amended accounting standards described below from 1 January 2013.

IFRS 10 'Consolidated Financial Statements', IFRS 11 'Joint Arrangements' and IFRS 12 'Disclosure of Interests in Other Entities' were issued in May 2011. The main impact of this suite of new standards for BP is that certain of the group's existing jointly controlled entities, which are currently equity accounted, will fall under the definition of a joint operation under IFRS 11 and thus we will recognize the group's assets, liabilities, revenue and expenses relating to these arrangements. The effect on the group's reported income and net assets as a result of the new requirements is not expected to be material, but we expect a reduction in our "Investments in jointly controlled entities" line on the group balance sheet of approximately $7 billion, which will be replaced with the recognition of our share of the assets and liabilities relating to these arrangements on the relevant line items, principally intangible assets and property, plant and equipment.

An amended version of IAS 19 'Employee Benefits' was issued in June 2011. The main impact for BP will be that the expense for defined benefit pension and other post-retirement benefit plans will include a net interest income or expense, which will be calculated by applying the discount rate used for measuring the obligation to the net surplus or deficit. The expected return on assets credited to profit or loss (currently calculated based on the expected long-term return on pension assets) will therefore be based on a lower corporate bond rate. Under the amended IAS 19, net finance income relating to pensions and other post-retirement benefits and profit before tax would have been approximately $0.8 billion and $0.7 billion lower for 2012 and 2011 respectively, with corresponding pre-tax increases in other comprehensive income. There is no impact on cash flows or on the balance sheet at 31 December 2012.

Top of page 26
Notes

2.       Gulf of Mexico oil spill

(a) Overview

As a consequence of the Gulf of Mexico oil spill, BP continues to incur various costs and has also recognized liabilities for future costs. The information presented in this note should be read in conjunction with BP Annual Report and Form 20-F 2011 - Financial statements - Note 2, Note 36 and Note 43 and Group results second quarter and half year 2012 - Note 2 and Legal proceedings on pages 37 - 46 herein. In addition, further information will be included in BP Annual Report and Form 20-F 2012 which will be available from early March 2013.

The group income statement includes a pre-tax charge of $4,132 million for the fourth quarter in relation to the Gulf of Mexico oil spill and a pre-tax charge of $5,014 million for the full year of 2012. The charge for the fourth quarter  includes $3.85 billion for the discounted cost of the agreement with the US government to settle all federal criminal charges, adjustments to provisions and the ongoing costs of the Gulf Coast Restoration Organization (GCRO). The charge for the full year also reflects further adjustments to provisions and the ongoing costs of the GCRO. The cumulative pre-tax income statement charge since the incident amounts to $42,207 million.

The cumulative income statement charge does not include amounts for obligations that BP considers are not possible, at this time, to measure reliably. For further information see Contingent liabilities below.

The total amounts that will ultimately be paid by BP in relation to all the obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors, as discussed under Contingent liabilities below, including in relation to any new information or future developments. These could have a material impact on our consolidated financial position, results of operations and cash flows. The risks associated with the incident could also heighten the impact of the other risks to which the group is exposed as further described under Principal risks and uncertainties on pages 32 - 38 of Group results second quarter and half year 2012.

Top of page 27
Notes

2.       Gulf of Mexico oil spill (continued)

The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill for the periods presented, as described on pages 3 - 5. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
			Income statement
(4,108)	56	4,126	Production and manufacturing expenses	4,995	(3,800)
4,108	(56)	(4,126)	Profit (loss) before interest and taxation	(4,995)	3,800
13	3	6	Finance costs	19	58
4,095	(59)	(4,132)	Profit (loss) before taxation	(5,014)	3,742
(1,469)	(51)	69	Taxation	94	(1,387)
2,626	(110)	(4,063)	Profit (loss) for the period	(4,920)	2,355

	31 December 2012		31 December 2011
		Of which:		Of which:
		amount related		amount related
	Total	to the trust fund	Total	to the trust fund
$ million

Balance sheet
Current assets
Trade and other receivables	4,515	4,454	8,487	8,233
Current liabilities
Trade and other payables	(522)	(22)	(5,425)	(4,872)
Provisions	(5,725)	-	(9,437)	-
Net current assets (liabilities)	(1,732)	4,432	(6,375)	3,361
Non-current assets
Other receivables	2,782	2,782	1,642	1,642
Non-current liabilities
Other payables	(175)	-	-	-
Provisions	(10,269)	-	(5,896)	-
Deferred tax	4,002	-	7,775	-
Net non-current assets (liabilities)	(3,660)	2,782	3,521	1,642

Net assets (liabilities)	(5,392)	7,214	(2,854)	5,003

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
			Cash flow statement - Operating activities
4,095	(59)	(4,132)	Profit (loss) before taxation	(5,014)	3,742
			Adjustments to reconcile profit (loss)
			before taxation to net cash provided
			by operating activities
			Net charge for interest and other finance
13	3	6	expense, less net interest paid	19	58
2,343	546	4,412	Net charge for provisions, less payments	5,628	2,699
			Movements in inventories and other current
(8,106)	(2,017)	(1,565)	and non-current assets and liabilities	(6,882)	(15,405)
(1,655)	(1,527)	(1,279)	Pre-tax cash flows	(6,249)	(8,906)

Net cash from operating activities relating to the Gulf of Mexico oil spill, on a post-tax basis, amounted to an inflow of $629 million and an outflow of $2,382 million in the fourth quarter and full year of 2012 respectively. For the fourth quarter and full year of 2011, the amounts were outflows of $1,178 million and $6,813 million respectively.

Top of page 28
Notes

2.       Gulf of Mexico oil spill (continued)

Trust fund

In 2010, BP established the Deepwater Horizon Oil Spill Trust (the Trust) to be funded in the amount of $20 billion over the period to the fourth quarter of 2013, which is available to satisfy legitimate individual and business claims that were previously administered by the Gulf Coast Claims Facility (GCCF), state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. The Trust is available to satisfy claims that were previously processed through the transitional court-supervised claims facility, to fund the qualified settlement funds established under the terms of the settlement agreements with the Plaintiffs' Steering Committee (PSC) administered through the court-supervised settlement programme, and the separate BP claims programme - see below for further information.

The funding of the Trust has now been completed, with the final contribution of $860 million having been made in the fourth quarter. The income statement charge for 2010 included $20 billion in relation to the trust fund, adjusted to take account of the time value of money. Fines and penalties are not covered by the trust fund.

The table below shows movements in the funding obligation during the period to 31 December 2012. The remaining liability of $22 million at 31 December 2012 represents amounts reimbursable to the Trust for administrative costs incurred.

	Fourth
	quarter	Year
	2012	2012
$ million
Opening balance	881	4,872
Unwinding of discount	-	12
Contributions	(860)	(4,860)
Other	1	(2)
At 31 December 2012	22	22

An asset has been recognized representing BP's right to receive reimbursement from the trust fund. This is the portion of the estimated future expenditure provided for that will be settled by payments from the trust fund. We use the term 'reimbursement asset' to describe this asset. BP will not actually receive any reimbursements from the trust fund, instead payments will be made directly from the trust fund, and BP will be released from its corresponding obligation. The reimbursement asset is recorded within other receivables on the balance sheet apportioned between current and non-current elements. The table below shows movements in the reimbursement asset during the period to 31 December 2012. The amount of the reimbursement asset at 31 December 2012 is equal to the amount of provisions recognized at that date that will be covered by the trust fund - see below.

	Fourth
	quarter	Year
	2012	2012
$ million
Opening balance	9,640	9,875
Increase in provision for items covered by the trust funds	760	1,985
Amounts paid directly by the trust funds	(3,164)	(4,624)
At 31 December 2012	7,236	7,236
Of which - current	4,454	4,454
- non-current	2,782	2,782

As noted above, the obligation to fund the $20-billion trust fund was recognized in full. Any increases in the provision that will be covered by the trust fund (up to the amount of $20 billion) have no net income statement effect as a reimbursement asset is also recognized, as described above. As at 31 December 2012, the cumulative charges for provisions, and the associated reimbursement asset recognized, amounted to $18,590 million. Thus, a further $1,410 million could be provided in subsequent periods for items covered by the trust fund with no net impact on the income statement. Future increases in amounts provided could arise from adjustments to existing provisions, or from the initial recognition of provisions for items that currently cannot be estimated reliably, namely Natural Resource Damages claims under OPA 90 (other than the estimated costs of the assessment phase and the costs of emergency and early restoration agreements referred to below), any additional liability in relation to future claims arising from a recent interpretation of the PSC settlement agreement, or any other potential litigation (including through excluded parties from the PSC settlement and any obligation in relation to other potential private or governmental litigation). Further information on those items that currently cannot be reliably estimated is provided under Provisions and contingent liabilities below.

Top of page 29
Notes

2.       Gulf of Mexico oil spill (continued)

It is not possible at this time to conclude whether the $20-billion trust fund will be sufficient to satisfy all claims under the Oil Pollution Act 1990 (OPA) or otherwise that will ultimately be paid.

The Trust agreement does not require BP to make further contributions to the trust fund in excess of the agreed $20 billion should this be insufficient to cover all claims that were previously administered by the GCCF or that are currently administered by the court-supervised settlement programme, or to settle other items that are covered by the trust fund, as described above. Should the $20-billion trust fund not be sufficient, BP would commence settling legitimate claims and other costs by making payments directly. In this case, increases in estimated future expenditure above $20 billion would be recognized as provisions with a corresponding charge in the income statement. The provisions would be utilized and derecognized at the point that BP made the payments. Under the terms of the Economic and Property Damages Settlement Agreement, several qualified settlement funds (QSFs) were established during the second quarter. These QSFs each relate to specific elements of the agreement, have and will be funded through payments from the Trust, and are available to make payments to claimants in accordance with those elements of the agreement.

As at 31 December 2012, the cash balances in the Trust and the QSFs amounted to $10,471 million, including $1,847 million remaining in the seafood compensation fund yet to be distributed. Under the terms of the economic and property damage settlement, the QSFs are subject to certain minimum balances that shall be maintained in the respective funds.

The Economic and Property Damages Settlement agreement with the PSC provides for a transition from the GCCF to a new court-supervised settlement programme. A transitional claims facility for economic and property damages claims commenced operation in March 2012. The transitional claims facility ceased processing new claims in June 2012. A new court-supervised settlement programme then began processing new claims from claimants under the Economic and Property Damages Settlement. In addition, a separate BP claims programme began processing claims from claimants not in the Economic and Property Damages class as determined by the Economic and Property Damages Settlement Agreement or who have requested to opt out of that settlement. Moreover, upon the effective date of the Medical Benefits Settlement (that is, after any appeals of the final approval of that settlement are exhausted), a separate court-supervised settlement programme will begin paying medical claims and implementing other aspects of the medical benefits settlement, such as the Periodic Medical Consultation Program. In addition, some payments to projects under the Gulf Region Health Outreach Program portion of the Medical Benefits Settlement have already been made.

(b) Provisions and contingent liabilities

BP has recorded certain provisions and disclosed certain contingent liabilities as a consequence of the Gulf of Mexico oil spill. These are described below and in more detail in BP Annual Report and Form 20-F 2011 - Financial statements - Notes 2, 36 and 43.

Provisions

BP has recorded provisions relating to the Gulf of Mexico oil spill in relation to environmental expenditure, spill response costs, litigation and claims, and Clean Water Act penalties. Movements in each class of provision during the fourth quarter and year are presented in the table below.

			Spill	Litigation	Clean Water
		Environmental	response	and claims	Act penalties	Total
$ million
At 1 October 2012		1,728	303	9,549	3,510	15,090
Increase (decrease) in provision -
items not covered by the trust funds		-	32	4,098	-	4,130
Increase in provision - items
covered by the trust funds		313	47	400	-	760
Unwinding of discount		-	-	6	-	6
Reclassified to other payables		-	-	(350)	-	(350)
Utilization	- paid by BP	(18)	(37)	(423)	-	(478)
	- paid by the trust funds	(161)	-	(3,003)	-	(3,164)
At 31 December 2012		1,862	345	10,277	3,510	15,994
Of which	- current	845	277	4,603	-	5,725
	- non-current	1,017	68	5,674	3,510	10,269
Of which	- payable from
	the trust funds	1,438	47	5,751	-	7,236

Top of page 30
Notes

2. Gulf of Mexico oil spill (continued)

			Spill	Litigation	Clean Water
		Environmental	response	and claims	Act penalties	Total
$ million
At 1 January 2012		1,517	336	9,970	3,510	15,333
Increase in provision - items
not covered by the trust funds		48	62	4,773	-	4,883
Increase in provision - items
covered by the trust funds		753	47	1,185	-	1,985
Unwinding of discount		1	-	6	-	7
Reclassified to other payables		-	-	(350)	-	(350)
Utilization	- paid by BP	(76)	(100)	(1,064)	-	(1,240)
	- paid by the trust funds	(381)	-	(4,243)	-	(4,624)
At 31 December 2012		1,862	345	10,277	3,510	15,994

Environmental
The environmental provision includes amounts for BP's commitment to fund the Gulf of Mexico Research Initiative, estimated natural resource damage (NRD) assessment costs, emergency NRD restoration projects and early NRD restoration projects under the $1-billion framework agreement. The provision for NRD assessment costs was increased in the fourth quarter.

Spill response
Further amounts for spill response costs were provided during the fourth quarter and during the year, primarily to reflect increased costs for patrolling and maintenance and shoreline treatment projects.

Litigation and claims
The litigation and claims provision includes the estimated future cost of settling Individual and Business claims, and State and Local claims under OPA 90 and the cost of the agreement with the US government to resolve all criminal claims as well as claims administration costs and legal fees as further described below.

BP announced on 3 March 2012 that a proposed settlement had been reached with the PSC, subject to final written agreement and court approvals, to resolve the substantial majority of legitimate economic loss and property damage claims and exposure-based medical claims (Individual and Business claims) stemming from the Deepwater Horizon accident and oil spill. The PSC acts on behalf of the individual and business plaintiffs in the multi-district litigation proceedings pending in New Orleans (MDL 2179). The proposed settlement was an adjusting event after the 2011 reporting period and the estimated $7.8-billion cost was therefore reflected in the 2011 financial statements. On 18 April 2012, BP announced that it had reached definitive and fully documented settlement agreements with the PSC consistent with the terms of that settlement. In November 2012, the court held a fairness hearing with respect to the Economic and Property Damages Settlement Agreement and Medical Benefits Settlement Agreement and subsequently granted final approval to the Economic and Property Damages Settlement on 21 December 2012 and to the medical benefits settlement on 11 January 2013. See page 4 and Legal proceedings on pages 37 - 46 herein for further information.

As at 31 December 2011, the provision for items covered by the settlement with the PSC for Individual and Business claims was $7.8 billion. During the third quarter of 2012, BP increased its estimate of the cost of claims administration by $280 million and during the fourth quarter BP increased the provision by a further $400 million as described below. As at 31 December 2012, the total estimated cost for items covered by the PSC settlement is $8.5 billion. The PSC settlement is uncapped except for economic loss claims related to the Gulf seafood industry and management continues to re-evaluate the assumptions underlying its analysis and provision.

Significant uncertainties exist in relation to the amount of claims that are to be paid and will become payable through the claims process. There is uncertainty in relation to the amounts that ultimately will be paid in relation to current claims, and the number, type and amounts payable for claims not yet reported. In addition, there is further uncertainty in relation to interpretations of the claims administrator regarding the protocols under the settlement agreement and judicial interpretation of these protocols, and the outcomes of any further litigation through potential opt-outs from the settlement.

Claims received by the Court Supervised Claims Program (CSSP) to date are being paid at a higher average amount than previously assumed by BP in formulating the original estimate of the cost. Given the short time that the CSSP has been processing claims under the settlement protocols, management has concluded that this early claims payment activity (and any actuarial modelling based on it) is not predictive in relation to future claims that are yet to be received or processed by the CSSP or in predicting payments that are still to be made under the CSSP. If, however, the initial trend noted above continues then BP's provision for these claims is likely to be significantly increased.

Top of page 31
Notes

2. Gulf of Mexico oil spill (continued)

Further, BP's initial estimate of aggregate liability under the settlement agreements was premised on BP's interpretation of certain protocols established in the economic loss settlement agreement in respect of certain claims presented and anticipated to be presented to the claims administrator. As part of its monitoring of payments made by the CSSP, BP identified some claims that appeared to result from an interpretation of the settlement agreement by the claims administrator that produced a higher number and value of awards than assumed in making the initial estimate. Pursuant to the mechanisms in the settlement agreement, the claims administrator sought clarification from the court on this matter and on 30 January 2013, the court upheld the claims administrator's interpretation of the agreement which is contrary to some of BP's previous assumptions. Although BP will seek reversal of this decision, it has increased its estimate of the cost of the settlement with the PSC by $400 million to $8.5 billion. This estimate is based upon management's initial assessment as to the effect of this ruling on the claims already submitted to and processed by the CSSP. Management believes, for the reasons given above, that it is not possible to estimate the impact of this decision on any future claims not yet received or processed by the CSSP and therefore the potential cost of any additional liability arising due to this recent interpretation is not provided for and is disclosed as a contingent liability at this time.

While BP has determined its current best estimate of the cost of the settlement with the PSC, it is possible that the actual cost could be higher than this estimate due to the uncertainties including the contingent liability noted above. BP will continue to re-evaluate the assumptions underlying this analysis and provision as more information becomes available and the claims process matures.

The provision recognized for litigation and claims includes an estimate for State and Local government claims. Although the provision recognized is BP's current reliable best estimate of the amount required to settle these obligations, significant uncertainty exists in relation to the outcome of any litigation proceedings and the amount of claims that will become payable by BP. In January 2013, the States of Alabama, Mississippi and Florida formally presented their claims to BP under OPA 90 for alleged losses including economic and property damage as a result of the Gulf of Mexico oil spill. BP is evaluating these claims. The State of Louisiana has also asserted similar claims. The amounts claimed, certain of which include punitive damages and/or other multipliers, are very substantial. However BP considers the methodologies used to calculate these claims to be seriously flawed, not supported by the legislation and to substantially overstate the claims. Claims have also been presented by various local governments which are substantial in aggregate and more claims are expected to be presented. The amounts alleged in the presentments for State and Local government claims total over $34 billion. Should these claims proceed to trial, BP will defend vigorously against them.

BP reached an agreement in November 2012 with the US government, subject to court approval, to resolve all criminal claims arising from the incident under which BP will pay $4 billion in instalments over a period of 5 years. This settlement was approved by the court in January 2013. In addition, BP reached a settlement with the US Securities and Exchange Commission (SEC), which was approved by the court in December 2012, resolving all of the US government's securities claims against the company, under which BP has agreed to a civil penalty of $525 million, payable in three instalments over a period of three years.

Clean Water Act penalties
A provision was recognized in 2010 for the estimated civil penalties for strict liability under the Clean Water Act, which are based on a specified range per barrel of oil released. No adjustments have been made subsequently to this estimate. The penalty rate per barrel used to calculate the provision is based upon the company's conclusion, amongst other things, that it did not act with gross negligence or engage in wilful misconduct.

Provision movements and analysis of income statement charge
During the fourth quarter a provision of $3.85 billion was recognized, representing the discounted cost of the agreement with the US government to settle all federal criminal charges. The remaining increase in the provision during the fourth quarter primarily reflects an increase in the provision recognized for the estimated cost of the settlement with the PSC and various costs. In addition, during the year further claims administration costs of $280 million relating to the PSC settlement were recognized, as well as a provision for the settlement of $525 million with the SEC. The remaining obligation of $350 million for the SEC settlement has been reclassified to other payables in the fourth quarter. The increases during the year in the estimated cost of the settlement with the PSC bring the total estimated cost to $8.5 billion.

Utilization of the provision during the fourth quarter includes $2,230 million contributed to the seafood compensation fund. Additionally, a further $67 million was paid in prior quarters to seafood industry claimants through the GCCF transitional claims programme. Under the terms of the Economic and Property Damages Settlement, the total amount allocated for the seafood industry is fixed at $2.3 billion and thus amounts contributed from the Trust to the seafood compensation fund, in addition to the payments made through the GCCF transitional claims programme, extinguish BP's liability, so the provision and related reimbursement asset are derecognized, irrespective of whether amounts have been paid out of the fund to claimants. At 31 December 2012, $1,847 million remained in the seafood compensation fund for which the related provision and reimbursement asset had been derecognized.

Top of page 32
Notes

2. Gulf of Mexico oil spill (continued)

The income statement charge is analysed in the table below.

	Fourth
	quarter	Year
	2012	2012
$ million
Net increase in provisions	4,890	6,868
Recognition of reimbursement asset	(760)	(1,985)
Other net costs charged (credited) directly to the income statement	(4)	112
Loss before interest and taxation	4,126	4,995
Finance costs	6	19
Loss before taxation	4,132	5,014

Items not provided for and uncertainties
BP considers that it is not possible, at this time, to measure reliably any obligation in relation to Natural Resource Damages claims under OPA 90 (other than the estimated costs of the assessment phase and the costs of emergency and early restoration agreements referred to above). It is also not possible to measure reliably any obligation in relation to any additional liability in relation to future claims arising from a recent interpretation of the PSC settlement agreement, or any other potential litigation (including through excluded parties from the PSC settlement and any obligation in relation to other potential private or governmental litigation), fines, or penalties, other than as described above. These items are therefore disclosed as contingent liabilities - see below.

The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors. Furthermore, significant uncertainty exists in relation to the amount of claims that will become payable by BP, the amount of fines that will ultimately be levied on BP (including any determination of BP's culpability based on any findings of negligence, gross negligence or wilful misconduct), the outcome of litigation and arbitration proceedings, and any costs arising from any longer-term environmental consequences of the oil spill, which will also impact upon the ultimate cost for BP. The amount and timing of any amounts payable could also be impacted by any further settlements which may or may not occur.

Although the provision recognized is the current best reliable estimate of expenditures required to settle certain present obligations at the end of the reporting period, there are future expenditures for which it is not possible to measure the obligation reliably as noted below under Contingent liabilities.

Further information on provisions is provided in BP Annual Report and Form 20-F 2011 - Financial statements - Note 36.

Contingent liabilities

It is not possible, at this time, to measure reliably other obligations arising from the accident, namely any obligation in relation to Natural Resource Damages claims (except for the estimated costs of the assessment phase and the costs relating to emergency and early restoration agreements as described above under Provisions), claims asserted in civil litigation including any further litigation through excluded parties from the PSC settlement and any obligation in relation to other potential private or governmental litigation, fines or penalties (except for the Clean Water Act civil penalty claims and governmental claims as described above under Provisions), nor is it practicable to estimate their magnitude or possible timing of payment. Therefore, no amounts have been provided for these obligations as at 31 December 2012.

Under the settlement agreements with co-owners Anadarko and MOEX, and with Cameron International, the designer and manufacturer of the Deepwater Horizon blowout preventer, with M-I L.L.C. (M-I), the mud contractor, and with Weatherford, the designer and manufacturer of the float collar used on the Macondo well, BP has agreed to indemnify Anadarko, MOEX, Cameron, M-I and Weatherford for certain claims arising from the accident. It is therefore possible that BP may face claims under these indemnities, but it is not currently possible to reliably measure any obligation in relation to such claims and therefore no amount has been provided as at 31 December 2012.

As set out more fully under Litigation and claims on pages 30 - 31, BP has identified some claims that appeared to result from an interpretation of the Economic and Property Damages Settlement Agreement by the claims administrator that produced a higher number and value of awards than assumed in making the initial estimate of the cost of the settlement. Pursuant to the mechanisms in the settlement agreement, the claims administrator sought clarification from the court on this matter and on 30 January 2013, the court upheld the claim administrator's interpretation of the agreement which is contrary to some of BP's previous assumptions. Although BP is considering its options in

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Notes

2. Gulf of Mexico oil spill (continued)

respect of this decision, it has increased the provision by $400 million to $8.5 billion to reflect the interpretation. This estimate is based upon management's initial assessment as to the effect of this ruling on the claims already submitted to and processed by the CSSP. Management believes that it is not possible to estimate the impact of this decision on any future claims not yet received or processed by the CSSP and therefore the potential cost of any additional liability in relation to these future claims is not provided for and is disclosed as a contingent liability at this time.

The magnitude and timing of all possible obligations in relation to the Gulf of Mexico oil spill are subject to a very high degree of uncertainty. Furthermore, for those items where a provision has been recorded, as noted above, significant uncertainty also exists in relation to the ultimate exposure and cost to BP.

See Legal proceedings on pages 37 - 46 herein for further information on contingent liabilities. Any settlements which may be reached relating to the Deepwater Horizon oil spill could impact the amount and timing of any future payments.

3. Non-current assets held for sale

As a result of the group's disposal programme, various assets, and associated liabilities, have been presented as held for sale in the group balance sheet at 31 December 2012. The carrying amount of the assets held for sale is $19,315 million, with associated liabilities of $846 million.

The majority of the transactions noted below are subject to post-closing adjustments, which may include adjustments for working capital and adjustments for profits attributable to the purchaser between the agreed effective date and the closing date of the transaction. Such post-closing adjustments may result in the final amounts received by BP from the purchasers differing from the disposal proceeds noted below.

Upstream

On 28 November 2012, BP announced that it had agreed to sell its interests in a number of central North Sea oil and gas fields to TAQA for $1,058 million plus future payments which, dependent on oil price and production, are currently expected to exceed $250 million after tax. The assets included in the sale are BP's interests in the BP-operated Maclure, Harding and Devenick fields and non-operated interests in the Brae complex of fields and the Braemar field. The sale is subject to third-party and regulatory approvals and is expected to complete in the second quarter of 2013.

Downstream

On 13 August 2012, BP announced that it had reached agreement to sell its Carson refinery in California and related assets in the region, including marketing and logistics assets, to Tesoro Corporation for an estimated $2.5 billion. The assets, and associated liabilities, of the refinery and related assets are classified as held for sale in the group balance sheet at 31 December 2012. Completion is subject to regulatory and other approvals, and the transaction is expected to close by the middle of 2013.

On 1 February 2013, BP announced that it had completed the sale of its Texas City refinery and a portion of its retail and logistics network in the south-eastern US to Marathon Petroleum Corporation for $0.6 billion in relation to the fixed assets, $1.1 billion related to working capital, principally inventory, and a six year earn-out arrangement, of up to $0.7 billion, based on future margins and refinery throughput. The consideration is subject to post-closing adjustments and will be fair-valued for accounting purposes. The assets, and associated liabilities, of the refinery and related retail and logistics network are classified as held for sale in the group balance sheet at 31 December 2012.

TNK-BP

On 22 October 2012, BP announced that it had signed heads of terms for a proposed transaction to sell its 50% share in TNK-BP to Rosneft. From this date, BP's investment in TNK-BP met the criteria to be classified as an asset held for sale. Consequently, BP ceased equity accounting for its share of TNK-BP's earnings from the date of the announcement and so BP's results for the fourth quarter 2012 include only 21 days of BP's share of TNK-BP's earnings. The fourth-quarter TNK-BP segment result also includes a dividend of $709 million paid by TNK-BP on 18 December 2012. BP continues to report its share of TNK-BP's production and reserves until the transaction closes.

On 22 November 2012, BP announced that it, Rosneft and Rosneftegaz -the Russian state-owned parent company of Rosneft - had signed definitive and binding sale and purchase agreements for the sale of BP's 50% interest in TNK-BP to Rosneft and for BP's investment in Rosneft.

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Notes

3. Non-current assets held for sale (continued)

On completion, the overall effect of the transaction will be that BP will receive $11.6 billion in cash ($12.3 billion previously announced less the $0.7 billion TNK-BP dividend received by BP in the fourth quarter), subject to closing adjustments, and acquire an 18.5% stake in Rosneft in exchange for its stake in TNK-BP. Combined with BP's existing 1.25% shareholding, this will result in BP owning 19.75% of Rosneft.

Completion of the transaction is subject to certain customary closing conditions, including governmental, regulatory and anti-trust approvals. Completion is expected to occur in the first half of 2013.

The sale and purchase transaction comprises three separate agreements which, during the period from signing until completion, represent derivative financial instruments that are required to be measured at fair value. BP has designated two of the agreements, for the acquisition of a 5.66% shareholding in Rosneft from Rosneftegaz, and for the acquisition of a 9.80% shareholding from Rosneft, as hedging instruments in a cash flow hedge, and so changes in the fair values of these agreements are recognized in other comprehensive income. The third agreement, under which BP will sell its 50% interest in TNK-BP and will obtain cash and a 3.04% shareholding in Rosneft, is also a derivative financial instrument, but its fair value cannot be reliably measured after 22 November 2012 as the shares of TNK-BP Limited are not publicly traded. The fair value of the derivatives related to these agreements recognized on the balance sheet at 31 December 2012 was an asset of $1,410 million, with a pre-tax credit of $1,410 million recognized in other comprehensive income for the fourth quarter.

4.       Sales and other operating revenues

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
			By business
20,655	16,770	19,370	Upstream	71,940	75,475
84,538	83,969	85,185	Downstream	341,777	344,116
439	460	570	Other businesses and corporate	1,985	2,957
105,632	101,199	105,125		415,702	422,548

			Less: sales and other operating revenues
			between businesses
11,331	9,767	11,800	Upstream	42,572	44,766
650	595	187	Downstream	1,365	1,396
210	246	244	Other businesses and corporate	899	869
12,191	10,608	12,231		44,836	47,031

			Third party sales and other operating
			revenues
9,324	7,003	7,570	Upstream	29,368	30,709
83,888	83,374	84,998	Downstream	340,412	342,720
229	214	326	Other businesses and corporate	1,086	2,088
			Total third party sales and other operating
93,441	90,591	92,894	revenues	370,866	375,517

			By geographical area
33,975	32,405	32,674	US	133,590	140,223
69,525	67,883	69,027	Non-US	274,920	276,840
103,500	100,288	101,701		408,510	417,063
			Less: sales and other operating revenues
10,059	9,697	8,807	between areas	37,644	41,546
93,441	90,591	92,894		370,866	375,517

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Notes

5. Production and similar taxes

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
523	237	438	US	1,472	1,854
1,549	1,675	1,635	Non-US	6,686	6,426
2,072	1,912	2,073		8,158	8,280

6. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method. If the inclusion of potentially issuable shares would decrease the loss per share, the potentially issuable shares are excluded from the diluted EpS calculation.

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
			Results for the period
			Profit for the period attributable
7,685	5,434	1,618	to BP shareholders	11,582	25,700
1	-	1	Less: preference dividend	2	2
7,684	5,434	1,617	Profit attributable to BP	11,580	25,698
			ordinary shareholders
			Inventory holding (gains) losses,
(79)	(747)	521	net of tax	411	(1,800)
			RC profit attributable to BP
7,605	4,687	2,138	ordinary shareholders	11,991	23,898
			Net (favourable) unfavourable
			impact of non-operating items
			and fair value accounting effects,
(2,620)	483	1,845	net of tax	5,645	(2,242)
			Underlying RC profit attributable
4,985	5,170	3,983	to BP shareholders	17,636	21,656

			Number of shares (thousand)(a)
			Basic weighted average number of
18,966,159	19,037,433	19,071,754	shares outstanding	19,027,929	18,904,812
3,161,026	3,172,905	3,178,626	ADS equivalent	3,171,321	3,150,802

			Weighted average number of shares
			outstanding used to calculate diluted
19,215,844	19,139,830	19,177,841	earnings per share	19,157,888	19,136,200
3,202,641	3,189,972	3,196,307	ADS equivalent	3,192,981	3,189,367

18,977,214	19,051,867	19,119,757	Shares in issue at period-end	19,119,757	18,977,214
3,162,869	3,175,311	3,186,626	ADS equivalent	3,186,626	3,162,869

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plan Trusts (ESOPs) and includes certain shares that will be issued in the future under employee share plans.

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Notes

7. Analysis of changes in net debt(a)

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2011	2012	2012		2012	2011
			$ million
			Opening balance
45,283	47,662	49,077	Finance debt	44,213	45,336
17,997	14,881	16,041	Less: cash and cash equivalents	14,067	18,556
			Less: FV asset of hedges related to
1,454	1,067	1,572	finance debt	1,133	916
25,832	31,714	31,464	Opening net debt	29,013	25,864
			Closing balance
44,213	49,077	48,797	Finance debt	48,797	44,213
14,067	16,041	19,548	Less: cash and cash equivalents(b)	19,548	14,067
			Less: FV asset of hedges related to
1,133	1,572	1,700	finance debt	1,700	1,133
29,013	31,464	27,549	Closing net debt	27,549	29,013
(3,181)	250	3,915	Decrease (increase) in net debt	1,464	(3,149)
			Movement in cash and cash equivalents
(3,684)	933	3,438	(excluding exchange adjustments)	5,417	(3,997)
			Net cash outflow (inflow) from financing
(3,661)	(733)	1,237	(excluding share capital and dividends)	(3,236)	(4,725)
			Movement in finance debt relating to
4,470	-	(602)	investing activities(c)	(602)	6,167
(184)	-	(93)	Other movements	(104)	(132)
			Movement in net debt before exchange
(3,059)	200	3,980	effects	1,475	(2,687)
(122)	50	(65)	Exchange adjustments	(11)	(462)
(3,181)	250	3,915	Decrease (increase) in net debt	1,464	(3,149)

(a)	Net debt is a non-GAAP measure.
(b)
The cash balance at 31 December 2012 includes $709 million relating to the dividend received from TNK-BP in the fourth quarter 2012 which meets the criteria to be treated as restricted cash until completion of the anticipated sale of BP's interest in TNK-BP to Rosneft. See Note 3 for further information.

(c)
During the fourth quarter 2012 no disposal transactions were completed in respect of which deposits had been received in advance (fourth quarter 2011 $940 million). Deposits of $632 million were received in the fourth quarter 2012, in respect of disposals expected to complete within the next year and $30 million was repaid in respect of assets no longer held for sale. At 31 December 2012, finance debt includes $632 million deposits received in advance relating to disposal transactions ($30 million at 30 September 2012, $30 million at 31 December 2011).

At 31 December 2012, $142 million of finance debt ($142 million at 30 September 2012 and $131 million at 31 December 2011) was secured by the pledging of assets. The remainder of finance debt was unsecured. At 31 December 2012 the finance debt in respect of oil produced from certain fields in offshore Angola and Azerbaijan had been repaid ($1,927 million at 30 September 2012 and $2,344 million at 31 December 2011).

During the first quarter 2011, the company signed new three-year committed standby facilities totalling $6.8 billion, available to draw and repay until mid-March 2014, largely replacing existing arrangements. At 31 December 2012, the total available undrawn committed borrowing facilities stood at $6.8 billion ($6.9 billion at 30 September 2012 and $6.9 billion at 31 December 2011).

8. Inventory valuation

A provision of $124 million was held at 31 December 2012 ($152 million at 31 December 2011) to write inventories down to their net realizable value. The net movement in the provision during the fourth quarter 2012 was a decrease of $16 million (third quarter 2012 was a decrease of $373 million and fourth quarter 2011 was a decrease of $274 million). The net movement in the provision for the full year 2012 was a decrease of $28 million, compared with an increase of $111 million for the full year 2011.

9. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 4 February 2013, is unaudited and does not constitute statutory financial statements. Audited financial information is expected to be published in BP Annual Report and Form 20-F 2012 on 5 March 2013 and delivered to the Registrar of Companies in due course. BP Annual Report and Form 20-F 2011 has been filed with the Registrar of Companies in England and Wales. The report of the auditor on those accounts was unqualified and contained an emphasis of matter paragraph relating to significant uncertainty over provisions and contingencies related to the Gulf of Mexico oil spill. The report of the auditor on those accounts did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

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Legal proceedings

Proceedings relating to the Deepwater Horizon oil spill

BP p.l.c., BP Exploration & Production Inc. (BPXP) and various other BP entities (collectively referred to as BP) are among the companies named as defendants in approximately 700 private civil lawsuits resulting from the 20 April 2010 explosions and fire on the semi-submersible rig Deepwater Horizon and resulting oil spill (the Incident) and further actions are likely to be brought. BPXP is lease operator of Mississippi Canyon, Block 252 in the Gulf of Mexico (Macondo), where the Deepwater Horizon was deployed at the time of the Incident. The other working interest owners at the time of the Incident were Anadarko Petroleum Company (Anadarko) and MOEX Offshore 2007 LLC (MOEX). The Deepwater Horizon, which was owned and operated by certain affiliates of Transocean Ltd. (Transocean), sank on 22 April 2010. The pending lawsuits and/or claims arising from the Incident have generally been brought in US federal and state courts. Plaintiffs include individuals, corporations, insurers, and governmental entities and many of the lawsuits purport to be class actions. The lawsuits assert, among others, claims for personal injury in connection with the Incident itself and the response to it, wrongful death, commercial and economic injury, breach of contract and violations of statutes. The lawsuits seek various remedies including compensation to injured workers and families of deceased workers, recovery for commercial losses and property damage, recovery for personal injuries, claims for environmental damage, remediation costs, claims for unpaid wages, injunctive and declaratory relief, treble damages and punitive damages. Purported classes of claimants include residents of the states of Louisiana, Mississippi, Alabama, Florida, Texas, Tennessee, Kentucky, Georgia and South Carolina; property owners and rental agents, fishermen and persons dependent on the fishing industry, charter boat owners and deck hands, marina owners, gasoline distributors, shipping interests, restaurant and hotel owners, cruise lines and others who are property and/or business owners alleged to have suffered economic loss; and response workers and residents claiming injuries due to exposure to the components of oil and/or dispersants. Among other claims arising from the spill response efforts, lawsuits have been filed claiming that additional payments are due by BP under certain Master Vessel Charter Agreements entered into in the course of the Vessels of Opportunity Program implemented as part of the response to the Incident. Purported class action and individual lawsuits have also been filed in US state and federal courts, as well as one suit in Canada, against BP entities and/or various current and former officers and directors alleging, among other things, shareholder derivative claims, securities fraud claims, violations of the Employee Retirement Income Security Act (ERISA) and contractual and quasi-contractual claims related to the cancellation of the dividend on 16 June 2010. In August 2010, many of the lawsuits pending in federal court were consolidated by the Federal Judicial Panel on Multidistrict Litigation into two multi-district litigation proceedings, one in federal court in Houston for the securities, derivative, ERISA and dividend cases and another in federal court in New Orleans for the remaining cases.

In addition, BP has been named in several lawsuits alleging claims under the Racketeer-Influenced and Corrupt Organizations Act (RICO). On 15 July 2011, the judge granted BP's motion to dismiss a master complaint raising RICO claims against BP. The court's order dismissed the claims of the plaintiffs in four RICO cases encompassed by the master complaint.

On 26 August 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP's motion to dismiss a master complaint raising claims for economic loss by private plaintiffs, dismissing plaintiffs' state law claims and limiting the types of maritime law claims plaintiffs may pursue, but also held that certain classes of claimants may seek punitive damages under general maritime law. The judge did not, however, lift an earlier stay on the underlying individual complaints raising those claims or otherwise apply his dismissal of the master complaint to those individual complaints. On 30 September 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP's motion to dismiss a master complaint asserting personal injury claims on behalf of persons exposed to crude oil or chemical dispersants, dismissing plaintiffs' state law claims, claims by seamen for punitive damages, claims for medical monitoring damages by asymptomatic plaintiffs, claims for battery and nuisance under maritime law, and claims alleging negligence per se. As with his other rulings on motions to dismiss master complaints, the judge did not lift an earlier stay on the underlying individual complaints raising those claims or otherwise apply his dismissal of the master complaint to those individual complaints.

Shareholder derivative lawsuits related to the Incident have been filed in US federal and state courts against various current and former officers and directors of BP alleging, among other things, breach of fiduciary duty, gross mismanagement, abuse of control and waste of corporate assets. On 15 September 2011, the judge in the federal multi-district litigation proceeding in Houston (MDL 2185) granted BP's motion to dismiss the consolidated shareholder derivative litigation pending there on the grounds that the courts of England are the appropriate forum for the litigation. On 8 December 2011, a final judgment was entered dismissing the shareholder derivative case, and on 3 January 2012, one of the derivative plaintiffs filed a notice of appeal to the US Court of Appeals for the Fifth Circuit. On 16 January 2013, the Court of Appeals affirmed dismissal of the action. The plaintiffs in the two remaining state-court actions, which are pending in Texas and Louisiana, have agreed to be bound by the outcome of the federal case.

On 13 February 2012, the judge in the federal multi-district litigation proceeding in Houston issued two decisions on the defendants' motions to dismiss the two consolidated securities fraud complaints filed on behalf of purported classes of BP ordinary shareholders and ADS holders. In those decisions the court dismissed all of the claims of the ordinary shareholders, dismissed the claims of the lead class of ADS holders against most of the individual defendants while holding that a subset of the claims against two individual defendants and the corporate defendants could proceed, and dismissed all of the claims of a smaller purported subclass with leave to re-plead in 20 days. On 2 April 2012, plaintiffs in the lead class and subclass filed an amended consolidated complaint with claims based on (1) the 12 alleged misstatements that the court held were actionable in its February 2012 order on BP's motion to dismiss the earlier complaints; and (2) 13 alleged misstatements concerning

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Legal proceedings (continued)

BP's Operating Management System that the judge either rejected with leave to re-plead or did not address in his February decisions. On 2 May 2012, defendants moved to dismiss the claims based on the 13 statements in the amended complaint that the judge did not already rule are actionable. Oral argument on the motion was held on 29 November 2012.

In April and May 2012, six new cases (three of which were consolidated into one action) were filed in state and federal courts by one or more state, county or municipal pension funds against BP entities and several current and former officers and directors seeking damages for alleged losses those funds suffered because of their purchases of BP ordinary shares and, in two cases, ADSs. The funds assert various state law and federal law claims. All of the cases have been transferred to the judge in the federal multi-district litigation proceeding in Houston. In May and June, plaintiffs in the two cases that were filed in state court moved to send those cases back to state court, which was denied on 3 October 2012. On 4 January 2013, the judge denied a motion to certify that decision for immediate appeal. On 21 December 2012, defendants filed motions to dismiss these cases. From July 2012 to January 2013, nine additional cases were filed in Texas state and federal courts (four of which were consolidated into one action) by pension or investment funds against BP entities and current and former officers, asserting Texas state law claims and seeking damages for alleged losses that those funds suffered because of their purchases of BP ordinary shares. All of the cases have been transferred to federal court in Houston, and it is anticipated that they will be handled by the same judge presiding over the multi-district litigation proceeding.

On 20 July 2012, a BP entity received an amended statement of claim for an action in Alberta, Canada, filed by three plaintiffs seeking to assert claims under Canadian law against BP on behalf of a class of Canadian residents who allegedly suffered losses because of their purchase of BP ordinary shares and ADSs. This case was dismissed on jurisdictional grounds on 14 November 2012. On 15 November 2012, one of the plaintiffs re-filed a statement of claim against BP in Ontario, Canada, seeking to assert the same claims under Canadian law against BP on behalf of a class of Canadian residents. BP informed the Ontario court that it intends to contest jurisdiction, and a hearing on this issue has been scheduled for 23 - 24 September 2013.

On 5 July 2012, the judge in the federal multi-district litigation proceeding in Houston (MDL 2185) issued a decision granting the defendants' motions to dismiss, for lack of personal jurisdiction, the lawsuit against BP p.l.c. for cancelling its dividend payment in June 2010. On 10 August 2012, the plaintiffs filed an amended complaint, which BP moved to dismiss on 9 October 2012.

On 30 March 2012, the judge in the federal multi-district litigation proceeding in Houston (MDL 2185) issued a decision granting the defendants' motions to dismiss the ERISA case related to BP share funds in several employee benefit savings plans. On 11 April 2012, plaintiffs requested leave to file an amended complaint which was denied on 27 August 2012. Final judgment dismissing the case was entered on 4 September 2012, and on 25 September 2012, plaintiffs filed a notice of appeal to the US Court of Appeals for the Fifth Circuit.

On 1 June 2010, the US Department of Justice (DoJ) announced that it was conducting an investigation into the Incident encompassing possible violations of US civil or criminal laws. The DoJ announced on 7 March 2011 that it created a unified task force of federal agencies, led by the DoJ Criminal Division, to investigate the Incident. Other US federal agencies may commence investigations relating to the Incident. The SEC and DoJ also investigated potential securities law violations, including potential securities fraud claims, alleged to have arisen in relation to the Incident. On 15 November 2012, BP announced that it reached agreement with the US government, subject to court approval, to resolve all federal criminal charges and all claims by the SEC against BP arising from the Deepwater Horizon accident, oil spill, and response.

On 29 January 2013, the US District Court for the Eastern District of Louisiana accepted BP's pleas regarding the federal criminal charges, and BP was sentenced in connection with the criminal plea agreement. BP pleaded guilty to 11 felony counts of Misconduct or Neglect of Ships Officers relating to the loss of 11 lives; one misdemeanour count under the Clean Water Act; one misdemeanour count under the Migratory Bird Treaty Act; and one felony count of obstruction of Congress.

Pursuant to that sentence, BP will pay $4 billion, including $1.256 billion in criminal fines, in instalments over a period of five years. Under the terms of the criminal plea agreement, a total of $2.394 billion will be paid to the National Fish & Wildlife Foundation (NFWF) over a period of five years. In addition, $350 million will be paid to the National Academy of Sciences (NAS) over a period of five years. The court also ordered, as previously agreed with the US government, that BP serve a term of five years' probation. Pursuant to the terms of the plea agreement, the court also ordered certain equitable relief, including additional actions, enforceable by the court, to further enhance the safety of drilling operations in the Gulf of Mexico. These requirements relate to BP's risk management processes, such as third-party auditing and verification, training, and well control equipment and processes such as blowout preventers and cementing. In addition, BP will undertake several initiatives with academia and regulators to develop new technologies related to deepwater drilling safety. The resolution also provides for the appointment of two monitors, both with terms of four years. A process safety monitor will review, evaluate and provide recommendations for the improvement of BP's process safety and risk management procedures concerning deepwater drilling in the Gulf of Mexico. An ethics monitor will review and provide recommendations for the improvement of BP's Code of Conduct and its implementation and enforcement. BP has also agreed to hire an independent third-party auditor who will review and report to the probation officer, the DoJ, and BP regarding BP's implementation of key terms of the proposed settlement, including procedures and systems related to safety and environmental management, operational oversight, and oil spill response training and drills. Under the plea agreement, BP has also agreed to co-operate in ongoing criminal actions and investigations, including prosecutions of four former employees who have been separately charged.

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Legal proceedings (continued)

In its resolution with the SEC, BP has resolved the SEC's Deepwater Horizon-related claims against the company under Sections 10(b) and 13(a) of the Securities Exchange Act of 1934 and the associated rules. BP has agreed to a civil penalty of $525 million, payable in three instalments over a period of three years, and has consented to the entry of an injunction prohibiting it from violating certain US securities laws and regulations. The SEC's claims are premised on oil flow rate estimates contained in three reports provided by BP to the SEC during a one-week period (on 29 and 30 April 2010 and 4 May 2010), within the first 14 days after the accident. BP's consent was incorporated in a final judgment and court order on 10 December 2012, and BP made its first payment of $175 million on 11 December 2012.

BP's November 2012 agreement with the US government does not resolve the DoJ's civil claims, such as claims for civil penalties under the Clean Water Act or claims for natural resource damages under OPA 90. Neither does it resolve the private securities claims pending in the multidistrict litigation proceedings in Houston (MDL 2185).

On 28 November 2012, the US Environmental Protection Agency (EPA) notified BP that it had temporarily suspended BP p.l.c., BPXP and a number of other BP subsidiaries from participating in new federal contracts. As a result of the temporary suspension, the BP entities listed in the notice are ineligible to receive any US government contracts either through the award of a new contract, or the extension of the term of or renewal of an expiring contract. The suspension does not affect existing contracts the company has with the US government, including those relating to current and ongoing drilling and production operations in the Gulf of Mexico.

The charges to which BPXP pleaded guilty included one misdemeanour count under the Clean Water Act which, by operation of law following the court's acceptance of BPXP's plea, triggers a statutory debarment, also referred to as mandatory debarment, of the BPXP facility where the Clean Water Act violation occurred. On 1 February 2013, the EPA issued a notice that BPXP was mandatorily debarred at its Houston headquarters.

Mandatory debarment prevents a company from entering into new contracts or new leases with the US government that would be performed at the facility where the Clean Water Act violation occurred. A mandatory debarment does not affect any existing contracts or leases a company has with the US government and will remain in place until such time as the debarment is lifted through an agreement with the EPA.

With respect to the entities named in the temporary suspension, the temporary suspension may be maintained or the EPA may elect to issue a notice of proposed discretionary debarment to some or all of the named entities. Like suspension, a discretionary debarment would preclude BP entities listed in the notice from receiving new federal fuel contracts, as well as new oil and gas leases, although existing contracts and leases may continue. Discretionary debarment typically lasts three to five years and may be imposed for a longer period, unless it is resolved through an administrative agreement.

While BP's discussions with the EPA have been taking place in parallel to the court proceedings on the criminal plea, the company's work toward reaching an administrative agreement with the EPA is a separate process, and it may take some time to resolve issues relating to such an agreement. BPXP's mandatory debarment applies following sentencing and is not an indication of any change in the status of discussions with the EPA. The process for resolving both mandatory and discretionary debarment is essentially the same as for resolving the temporary suspension. BP continues to work with the EPA in preparing an administrative agreement that will resolve suspension and debarment issues.

The United States filed a civil complaint in the multi-district litigation proceeding in New Orleans against BPXP and others on 15 December 2010 (DoJ Action). The complaint seeks a declaration of liability under the Oil Pollution Act of 1990 (OPA 90) and civil penalties under the Clean Water Act and sets forth a purported reservation of rights on behalf of the US to amend the complaint or file additional complaints seeking various remedies under various US federal laws and statutes. BP is in ongoing discussions with the DoJ and other federal agencies, including the EPA, regarding possible settlements of these claims in whole or in part, but a number of unresolved issues remain and there is significant uncertainty as to whether any agreement will ultimately be reached with the DoJ on a full or partial basis. BP and the DoJ have also had discussions with certain states regarding possible settlement of their claims, but a number of unresolved issues remain and there is significant uncertainty as to whether any agreement will ultimately be reached. See Note 2 on pages 26 - 33.

On 20 April 2011, BP filed claims against Cameron, Halliburton, and Transocean in the DoJ Action, seeking contribution for any assessments against BP under OPA 90 based on those entities' fault. On 20 June 2011, Cameron and Halliburton moved to dismiss BP's claims against them in the DoJ Action. BP's claim against Cameron has been resolved pursuant to settlement, but Halliburton's motion remains pending.

On 30 May 2011, Transocean filed claims against BP in the DoJ Action alleging that BP America Production Company had breached its contract with Transocean Holdings LLC by not agreeing to indemnify Transocean against liability related to the Incident. Transocean also asserted claims against BP under state law, maritime law, and OPA 90 for contribution. On 20 June 2011, Cameron filed similar claims against BP in the DoJ Action.

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On 8 December 2011, the United States brought a motion for partial summary judgment seeking, among other things, an order finding that BP, Transocean, and Anadarko are strictly liable for a civil penalty under Section 311(b) (7)(A) of the Clean Water Act. On 22 February 2012, the judge ruled on motions filed in the DoJ Action by the United States, Anadarko, and Transocean seeking early rulings regarding the liability of BP, Anadarko, and Transocean under OPA 90 and the Clean Water Act, but limited the order to addressing the discharge of hydrocarbons occurring under the surface of the water. Regarding OPA 90, the judge held that BP and Anadarko are responsible parties under OPA 90 with regard to the subsurface discharge. The judge ruled that BP and Anadarko have joint and several liability under OPA 90 for removal costs and damages for such discharge, but did not rule on whether such liability under OPA 90 is unlimited. While the judge held that Transocean is not a responsible party under OPA 90 for subsurface discharge, the judge left open the question of whether Transocean may be liable under OPA 90 for removal costs for such discharge as the owner/operator of the Deepwater Horizon. Regarding the Clean Water Act, the judge held that the subsurface discharge was from the Macondo well, rather than from the Deepwater Horizon, and that BP and Anadarko are liable for civil penalties under Section 311 of the Clean Water Act as owners of the well. The judge left open the question of whether Transocean may be liable under the Clean Water Act as an operator of the Macondo well. Anadarko, BP and the United States have each appealed the 22 February 2012 ruling to the US Court of Appeals for the Fifth Circuit, and the appeals have been consolidated. On 23 October 2012, Transocean filed a motion to dismiss the appeal as untimely and for lack of jurisdiction.

On 11 January 2013, BP filed a motion for partial summary judgment against the United States, seeking rulings that (1) BP collected at least 810,000 barrels from the broken riser, from the top of the blowout preventer and lower marine riser package, and from the choke and kill lines of the blowout preventer, all before these barrels reached the waters of the Gulf of Mexico, and (2) that these barrels may not be counted toward the maximum penalty potentially to be assessed against BP under Section 311 of the Clean Water Act, 33 U.S.C. § 1321. The court set a schedule under which briefing on BP's motion will be complete in February 2013.

On 4 April 2011, BP initiated contractual out-of-court dispute resolution proceedings against Anadarko and MOEX, claiming that they have breached the parties' contract by failing to reimburse BP for their working-interest share of Incident-related costs. On 19 April 2011, Anadarko filed a cross-claim against BP, alleging gross negligence and 15 other counts under state and federal laws. Anadarko sought a declaration that it was excused from its contractual obligation to pay Incident-related costs. Anadarko also sought damages from alleged economic losses and contribution or indemnity for claims filed against it by other parties. On 20 May 2011, BP and MOEX announced a settlement agreement of all claims between them, including a cross-claim brought by MOEX on 19 April 2011 similar to the Anadarko claim. Under the settlement agreement, MOEX has paid BP $1.065 billion, which BP has applied towards the $20-billion Trust, and has also agreed to transfer all of its 10% interest in the MC252 lease to BP. On 17 October 2011, BP and Anadarko announced that they had reached a final agreement to settle all claims between the companies related to the Incident, including mutual releases of all claims between BP and Anadarko that are subject to the contractual out-of-court dispute resolution proceedings or the federal multi-district litigation proceeding in New Orleans. Under the settlement agreement, Anadarko has paid BP $4 billion, which BP has applied towards the $20-billion Trust, and has also agreed to transfer all of its 25% interest in the MC252 lease to BP. The settlement agreement also grants Anadarko the opportunity for a 12.5% participation in certain future recoveries from third parties and certain insurance proceeds in the event that such recoveries and proceeds exceed $1.5 billion in aggregate. Any such payments to Anadarko are capped at a total of $1 billion. BP has agreed to indemnify Anadarko and MOEX for certain claims arising from the Incident (excluding civil, criminal or administrative fines and penalties, claims for punitive damages, and certain other claims). The settlement agreements with Anadarko and MOEX are not an admission of liability by any party regarding the Incident.

On 18 February 2011, Transocean filed a third-party complaint against BP, the US government, and other corporations involved in the Incident, naming those entities as formal parties in its Limitation of Liability action pending in federal court in New Orleans.

On 20 April 2011, Transocean filed claims in its Limitation of Liability action alleging that BP had breached BP America Production Company's contract with Transocean Holdings LLC by BP not agreeing to indemnify Transocean against liability related to the Incident and by not paying certain invoices. Transocean also asserted claims against BP under state law, maritime law, and OPA 90 for contribution. On 1 November 2011, Transocean filed a motion for partial summary judgment on certain claims filed in the Limitation Action and the DoJ Action between BP and Transocean. Transocean's motion sought an order which would bar BP's contribution claims against Transocean and require BP to defend and indemnify Transocean against all pollution claims, including those resulting from any gross negligence, and from civil fines and penalties sought by the government. On 7 December 2011, BP filed a cross-motion for summary judgment seeking an order that BP is not required to indemnify Transocean for any civil fines and penalties sought by the government or for punitive damages.

On 26 January 2012, the judge ruled on BP's and Transocean's indemnity motions, holding that BP is required to indemnify Transocean for third-party claims for compensatory damages resulting from pollution originating beneath the surface of the water, regardless of whether the claim results from Transocean's strict liability, negligence, or gross negligence. The court, however, ruled that BP does not owe Transocean indemnity for such claims to the extent Transocean is held liable for punitive damages or for civil penalties under the Clean Water Act, or if Transocean acted with intentional or wilful misconduct in excess of gross negligence. The court further held that BP's obligation to defend Transocean for third-party claims does not require BP to fund Transocean's defence of third-party claims at this time, nor does it include Transocean's expenses in proving its right to indemnity. The court deferred a final ruling on the question of whether Transocean breached its drilling contract with BP so as to invalidate the contract's indemnity clause.

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On 20 April 2011, Halliburton Energy Services, Inc. (Halliburton), filed claims in Transocean's Limitation of Liability action seeking indemnification from BP for claims brought against Halliburton in that action, and Cameron International Corporation (Cameron) asserted claims against BP for contribution under state law, maritime law, and OPA 90, as well as for contribution on the basis of comparative fault. Halliburton also asserted a claim for negligence, gross negligence and wilful misconduct against BP and others. On 19 April 2011, Halliburton filed a separate lawsuit in Texas state court seeking indemnification from BPXP for certain tort and pollution-related liabilities resulting from the Incident. On 3 May 2011, BPXP removed Halliburton's case to federal court, and on 9 August 2011, the action was transferred to the federal multi-district litigation proceedings pending in New Orleans.

Subsequently, on 30 November 2011, Halliburton filed a motion for summary judgment in the federal multi-district litigation proceedings pending in New Orleans. Halliburton's motion sought an order stating that Halliburton is entitled to full and complete indemnity, including payment of defence costs, from BP for claims related to the Incident and denying BP's claims seeking contribution against Halliburton. On 21 December 2011, BP filed a cross-motion for partial summary judgment seeking an order that BP has no contractual obligation to indemnify Halliburton for fines, penalties, or punitive damages resulting from the Incident.

On 31 January 2012, the judge ruled on BP's and Halliburton's indemnity motions, holding that BP is required to indemnify Halliburton for third-party claims for compensatory damages resulting from pollution that did not originate from property or equipment of Halliburton located above the surface of the land or water, regardless of whether the claims result from Halliburton's gross negligence. The court, however, ruled that BP does not owe Halliburton indemnity to the extent that Halliburton is held liable for punitive damages or for civil penalties under the Clean Water Act. The court further held that BP's obligation to defend Halliburton for third-party claims does not require BP to fund Halliburton's defence of third-party claims at this time, nor does it include Halliburton's expenses in proving its right to indemnity. The court deferred ruling on whether BP is required to indemnify Halliburton for any penalties or fines under the Outer Continental Shelf Lands Act. It also deferred ruling on whether Halliburton acted so as to invalidate the indemnity by breaching its contract with BP, by committing fraud, or by committing another act that materially increased the risk to BP or prejudiced the rights of BP as an indemnitor.

On 1 September 2011, Halliburton filed an additional lawsuit against BP in Texas state court. Its complaint alleges that BP did not identify the existence of a purported hydrocarbon zone at the Macondo well to Halliburton in connection with Halliburton's cement work performed before the Incident and that BP has concealed the existence of this purported hydrocarbon zone following the Incident. Halliburton claims that the alleged failure to identify this information has harmed its business ventures and reputation and resulted in lost profits and other damages. On 16 September 2011, BP removed the action to federal court, where it was stayed until it was transferred by the Judicial Panel on Multidistrict Litigation to the multi-district litigation proceeding in New Orleans. On 1 September 2011, Halliburton also moved to amend its claims in Transocean's Limitation of Liability action to add claims for fraud based on similar factual allegations to those included in its 1 September 2011 lawsuit against BP in Texas state court. On 11 October 2011, the magistrate judge in the federal multi-district litigation proceeding in New Orleans denied Halliburton's motion to amend its claims, and Halliburton's motion to review the order was denied by the judge on 19 December 2011.

On 20 April 2011, BP asserted claims against Cameron, Halliburton, and Transocean in the Limitation of Liability action. BP's claims against Transocean include breach of contract, unseaworthiness of the Deepwater Horizon vessel, negligence (or gross negligence and/or gross fault as may be established at trial based upon the evidence), contribution and subrogation for costs (including those arising from litigation claims) resulting from the Incident, as well as a declaratory claim that Transocean is wholly or partly at fault for the Incident and responsible for its proportionate share of the costs and damages. BP asserted claims against Halliburton for fraud and fraudulent concealment based on Halliburton's misrepresentations to BP concerning, among other things, the stability testing on the foamed cement used at the Macondo well; for negligence (or, if established by the evidence at trial, gross negligence) based on Halliburton's performance of its professional services, including cementing and mud logging services; and for contribution and subrogation for amounts that BP has paid in responding to the Incident, as well as in OPA assessments and in payments to plaintiffs. BP filed a similar complaint in federal court in the Southern District of Texas, Houston Division, against Halliburton, and the action was transferred on 4 May 2011 to the federal multi-district litigation proceeding pending in New Orleans.

On 16 December 2011, BP and Cameron announced their agreement to settle all claims between the companies related to the Incident, including mutual releases of claims between BP and Cameron that are subject to the federal multi-district litigation proceeding in New Orleans. Under the settlement agreement, Cameron has paid BP $250 million in cash in January 2012, which BP has applied towards the $20-billion Trust. BP has agreed to indemnify Cameron for compensatory claims arising from the Incident, including claims brought relating to pollution damage or any damage to natural resources, but excluding civil, criminal or administrative fines and penalties, claims for punitive damages, and certain other claims.

On 20 May 2011, Dril-Quip, Inc. and M-I L.L.C. (M-I) filed claims against BP in Transocean's Limitation of Liability action, each claiming a right to contribution from BP for damages assessed against them as a result of the Incident, based on allegations of negligence. M-I also claimed a right to indemnity for such damages based on its well services contracts with BP. On 20 June 2011, BP filed counter-complaints against Dril-Quip, Inc. and M-I, asking for contribution and subrogation based on those entities' fault in connection with the Incident and under OPA 90, and seeking declaratory judgment that Dril-Quip, Inc. and M-I caused or contributed to, and are responsible in whole or in part for damages incurred by BP in relation to the Incident. On 20 January 2012, the court granted Dril-Quip, Inc.'s motion for summary judgment, dismissing with prejudice all claims asserted against Dril-Quip in the federal multi-district litigation proceeding in New Orleans.

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On 21 January 2012, BP and M-I entered into an agreement settling all claims between the companies related to the Incident, including mutual releases of claims between BP and M-I that are subject to the federal multi-district litigation proceeding in New Orleans. Under the settlement agreement, M-I has agreed to indemnify BP for personal injury and death claims brought by M-I employees. BP has agreed to indemnify M-I for claims resulting from the Incident, but excluding certain claims.

On 14 September 2011, the BOEMRE issued its report (BOEMRE Report) regarding the causes of the 20 April 2010 Macondo well blowout. The BOEMRE Report states that decisions by BP, Halliburton and Transocean increased the risk or failed to fully consider or mitigate the risk of a blowout on 20 April 2010. The BOEMRE Report also states that BP, and Transocean and Halliburton, violated certain regulations related to offshore drilling. In itself, the BOEMRE Report does not constitute the initiation of enforcement proceedings relating to any violation. On 12 October 2011, the U.S. Department of the Interior Bureau of Safety and Environmental Enforcement issued to BPXP, Transocean, and Halliburton Notification of Incidents of Noncompliance (INCs). The notification issued to BPXP is for a number of alleged regulatory violations concerning Macondo well operations. The Department of Interior has indicated that this list of violations may be supplemented as additional evidence is reviewed, and on 7 December 2011, the Bureau of Safety and Environmental Enforcement issued to BPXP a second INC. This notification was issued to BP for five alleged violations related to drilling and abandonment operations at the Macondo well. BP has filed an administrative appeal with respect to the first and second INCs. BP has filed a joint stay of proceedings with the Department of Interior with respect to both INCs.

A Trial of Liability, Limitation, Exoneration, and Fault Allocation was originally scheduled to begin in the federal multi-district litigation proceeding in New Orleans in February 2012. The court's pre-trial order issued 14 September 2011 provided for the trial to proceed in three phases and to include issues asserted in or relevant to the claims, counterclaims, cross-claims, third-party claims, and comparative fault defences raised in Transocean's Limitation of Liability Action. As discussed below, the court issued an amended pre-trial order on 30 May 2012.

On 18 October 2011, Cameron filed a petition for writ of mandamus with US Court of Appeals for the Fifth Circuit seeking an order vacating the trial plan for the 27 February 2012 trial and requiring that all claims against Cameron in that proceeding be tried before a jury. On 26 December 2011, the Court of Appeals denied the application for mandamus.

The State of Alabama has filed a lawsuit seeking damages for alleged economic and environmental harms, including natural resource damages, civil penalties under state law, declaratory and injunctive relief, and punitive damages as a result of the Incident. The State of Louisiana has filed a lawsuit to declare various BP entities (as well as other entities) liable for removal costs and damages, including natural resource damages under federal and state law, to recover civil penalties, attorney's fees, and response costs under state law, and to recover for alleged negligence, nuisance, trespass, fraudulent concealment and negligent misrepresentation of material facts regarding safety procedures and BP's (and other defendants') ability to manage the oil spill, unjust enrichment from economic and other damages to the State of Louisiana and its citizens, and punitive damages. The Louisiana Department of Environmental Quality has issued an administrative order seeking environmental civil penalties and other relief under state law. On 23 September 2011, BP removed this matter to federal district court, and it has been consolidated with the multi-district proceedings in New Orleans.

District Attorneys of 11 parishes in the State of Louisiana have filed suits under state wildlife statutes seeking penalties for damage to wildlife as a result of the spill. On 10 December 2010, the Mississippi Department of Environmental Quality issued a Complaint and Notice of Violation alleging violations of several state environmental statutes.

On 14 November 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP's motion to dismiss the complaints filed by the States of Alabama and Louisiana. The judge's order dismissed the States' claims brought under state law, including claims for civil penalties and the State of Louisiana's request for a declaratory judgment under the Louisiana Oil Spill Prevention and Response Act, holding that those claims were pre-empted by federal law. It also dismissed the State of Louisiana's claims of nuisance and trespass under general maritime law. The judge's order further held that the States have stated claims for negligence and products liability under general maritime law, that the States have sufficiently alleged presentment of their claims under OPA 90, and that the States may seek punitive damages under general maritime law. On 9 December 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP's motion to dismiss a master complaint brought on behalf of local government entities. The judge's order dismissed plaintiffs' state law claims and limited the types of maritime law claims plaintiffs may pursue, but also held that the plaintiffs have sufficiently alleged presentment of their claims under OPA 90 and that certain local government entity claimants may seek punitive damages under general maritime law. The judge did not, however, lift an earlier stay on the underlying individual complaints raising those claims or otherwise apply his dismissal of the master complaint to those individual complaints.

In January 2013, the States of Alabama, Mississippi and Florida formally presented their claims to BP under OPA 90 for alleged losses including economic losses and property damage as a result of the Gulf of Mexico oil spill. BP is evaluating these claims. The State of Louisiana has also asserted similar claims. The amounts claimed, certain of which include punitive damages or other multipliers, are very substantial. However, BP considers the methodologies used to calculate these claims to be seriously flawed, not supported by the legislation and to substantially overstate the claims. Claims have also been presented by various local governments which are substantial in aggregate and more claims are expected to be presented. The amounts alleged in the presentments for State and Local government claims total over $34 billion. Should these claims proceed to trial, BP will defend vigorously against them.

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On 9 December 2011 and 28 December 2011, the judge in the federal multi-district litigation proceeding in New Orleans also granted BP's motions to dismiss complaints filed by the District Attorneys of 11 parishes in the State of Louisiana seeking penalties for damage to wildlife, holding that those claims are pre-empted by the Clean Water Act. All eleven of the District Attorneys of parishes in the State of Louisiana have now filed notices of appeal. The State of Alabama's attempt to intervene into the case has been denied. Since May 2012, amicus briefs have been filed in those appeals by the States of Alabama, Louisiana, and Mississippi. The appeal is now fully briefed and is scheduled for oral argument on 5 March 2013.

On 3 March 2012, BP announced an agreement in principle with the Plaintiffs' Steering Committee (PSC) in the federal multi-district litigation proceedings pending in the federal district court in New Orleans (MDL 2179) to settle the substantial majority of legitimate private economic and property damages claims and exposure-based medical claims stemming from the Incident. On 18 April 2012, BP and the PSC filed with that court the Economic and Property Damages Settlement Agreement and the Medical Benefits Class Action Settlement Agreement.

The Economic and Property Damages Settlement resolves certain economic and property damage claims, and the Medical Benefits Class Action Settlement Agreement resolves medical claims by response workers and certain Gulf Coast residents. The Economic and Property Damages Settlement includes a $2.3-billion BP commitment to help resolve economic loss claims related to the Gulf seafood industry and a $57-million fund to support continued advertising that promotes Gulf Coast tourism. It also resolves property damage in certain areas along the Gulf Coast, as well as claims for additional payments under certain Master Vessel Charter Agreements entered into in the course of the Vessels of Opportunity Program implemented as part of the response to the Incident. The Economic and Property Damages Settlement does not include claims made against BP by the DoJ or other federal agencies (including under the Clean Water Act and for Natural Resource Damages under the Oil Pollution Act) or by the states and local governments. Also excluded are certain other claims against BP, such as securities and shareholder claims pending in MDL 2185, and claims based solely on the deepwater drilling moratorium and/or the related permitting process.

The Medical Benefits Class Action Settlement involves payments to qualifying class members based on a matrix for certain Specified Physical Conditions, as well as a 21-year Periodic Medical Consultation Programme for qualifying class members. Although claims will not be paid until the agreement's Effective Date-i.e., the final approval of the Medical Benefits Class Action Settlement and conclusion of any and all appeals-class members are permitted to file claim forms in advance of the Effective Date to facilitate administration of the medical settlement upon the Effective Date. It also provides that class members claiming Later-Manifested Physical Conditions may pursue their claims through a mediation/litigation process, but waive the right to seek punitive damages. Consistent with its commitment to the Gulf, BP has also agreed to provide $105 million to the Gulf Region Health Outreach Program to improve the availability, scope and quality of healthcare in certain Gulf Coast communities. This healthcare outreach programme will be available to, and is intended to benefit, class members and other individuals in those communities.

Each agreement provides that class members will be compensated for their claims on a claims-made basis, according to agreed compensation protocols in separate court-supervised claims processes. The compensation protocols under the Economic and Property Damages Settlement Agreement provide for the payment of class members' economic losses and property damages. In addition many economic and property damages class members will receive payments based on negotiated risk transfer premiums (RTPs), which are multiplication factors designed, in part, to compensate claimants for potential future damages that are not currently known, relating to the Incident. The Economic and Property Damages Settlement and the Medical Benefits Class Action Settlement are not an admission of liability by BP. The settlement is uncapped except for economic loss claims related to the Gulf seafood industry.

As part of its monitoring of payments made by the court-supervised claims processes, BP identified certain payments that appeared to result from an interpretation of the Economic and Property Damages Settlement Agreement by the claims administrator that produced a higher number and value of awards than anticipated by BP. Pursuant to the mechanisms in the Economic and Property Damages Settlement Agreement, the claims administrator sought clarification from the court on this matter and on 30 January 2013, the court confirmed an interpretation of the agreement that was contrary to BP's previous assumptions.

BP estimated the cost of the settlement, including claims administration costs, to be approximately $7.8 billion (including the $2.3-billion commitment to help resolve economic loss claims related to the Gulf seafood industry). During the third quarter 2012, BP increased its estimate of the cost of claims administration by $280 million, and during the fourth quarter by a further $400 million as described in Note 2 on pages 26 - 33 herein. Significant uncertainties exist in relation to the amount of claims that are to be paid and will become payable through the claims process. There is uncertainty in relation to the amounts that ultimately will be paid in relation to current claims, and the number, type and amounts payable for claims not yet reported. In addition, there is further uncertainty in relation to interpretations of the claims administrator regarding the protocols under the settlement agreement and judicial interpretation of these protocols, and the outcomes of any further litigation through potential opt-outs from the settlement. The estimated cost of the settlement with the PSC is now $8.5 billion, which while BP's current best estimate of the cost of the settlement, it is possible that the actual cost could be higher than this estimate due to the uncertainties referred to above. In accordance with its normal procedures, BP continues to re-evaluate the assumptions underlying this estimate on a quarterly basis as more information, including the outcomes of the court-supervised claims processes, becomes available. (For more information, see Note 2 on pages 26 - 33 herein.) At this time, BP expects all class member settlements under these agreements to be paid from the Trust. Other costs to be paid from the Trust include State and Local government claims, state and local response costs, natural resource damages and related claims, and final judgments and settlements. It is not possible at this time to determine whether the Trust will be sufficient to

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satisfy all of these claims as well as those under the proposed settlement. Should the Trust not be sufficient, payments under the proposed settlement would be made by BP directly.

The Economic and Property Damages Settlement provides for a transition from the Gulf Coast Claims Facility (GCCF) to a new court-supervised claims programme, to administer payments made to qualifying class members. A court-supervised transitional claims process was in operation while the infrastructure for the new settlement claims process was put in place. During this transitional period (now concluded), the processing of claims that have been submitted to the GCCF continued, and new claimants submitted their claims. BP agreed not to wait for final approval of the Economic and Property Damages Settlement to pay claims. The economic and property damages claims process will be under court supervision through the settlement claims process established by the Economic and Property Damages Settlement.

Under the Economic and Property Damages Settlement, class members release and dismiss their claims against BP not expressly reserved by that agreement. The Economic and Property Damages Settlement also provides that, to the extent permitted by law, BP assigns to the PSC certain of its claims, rights and recoveries against Transocean and Halliburton for damages with protections such that Transocean and Halliburton cannot pass those damages through to BP. Under the Medical Benefits Class Action Settlement, class members release and dismiss their claims against BP covered by that settlement, except that class members do not release claims for Later-Manifested Physical Conditions.

On 2 May 2012, the court overseeing the federal multi-district litigation proceedings pending in New Orleans (MDL 2179) issued orders preliminarily and conditionally certifying the Economic and Property Damages Settlement Class and the Medical Benefits Settlement Class and preliminarily approving the proposed Economic and Property Damages Settlement and the proposed Medical Benefits Class Action Settlement. Under US federal law, there is an established procedure for determining the fairness, reasonableness and adequacy of class action settlements. Pursuant to this procedure, an extensive notice programme to the public was implemented to explain the settlement agreements and class members' rights, including the right to "opt out" of the classes, and the processes for making claims. The court set a deadline of 31 August 2012 (later extended to 7 September 2012) for class members objecting to the Economic and Property Damages Settlement and/or the Medical Benefits Class Action Settlement to file their objections with the court and a deadline of 1 October 2012 (later extended to 1 November 2012) for class members to opt out of the Economic and Property Damages Class and/or the Medical Benefits Settlement Class. The Deepwater Horizon Court Supervised Settlement Program, the new claims facility operating under the frameworks established by the Economic and Property Damages Settlement, commenced operation on 4 June 2012 under the oversight of Claims Administrator Patrick Juneau. The court conducted a fairness hearing on 8 November 2012 in which to consider, among other things, whether to grant final approval of the Economic and Property Damages Settlement and the Medical Benefits Class Action Settlement, whether to certify the classes for settlement purposes only, and the merits of any objections to the settlements. At the fairness hearing, the parties and objecting class members presented arguments for and against the approval of each settlement agreement. On 21 November 2012 the parties to the settlement filed a list of 13,123 individuals and entities who had submitted timely requests to opt out of the Economic and Property Damages Class and 1,638 individuals who had submitted timely requests to opt out of the Medical Benefits Class. On 16 November 2012, the court extended the deadline from 5 November 2012 to 15 December 2012 for such excluded persons or entities to request revocation of their requests to opt out of the settlement. As a result of such revocations, the number of opt-outs is less than those reported figures.

Following the fairness hearing, both settlements were approved by the district court. The Economic and Property Damages Settlement was approved on 21 December 2012 in a final order and judgment, and the Medical Benefits Class Action Settlement was approved by the district court in a final order and judgment on 11 January 2013. Since 17 January 2013, seven groups of purported class members have filed notices of appeal to the US Court of Appeals for the Fifth Circuit of the final order and judgment approving the Economic and Property Damages Settlement. One group of purported members of the Medical Benefits Class has also appealed from the final order and judgment approving the Medical Benefits Class Action Settlement. Additionally, a coalition of fishing and community groups has appealed from an order of the district court denying it permission to intervene in the civil action serving as the vehicle for the Economic and Property Damages Settlement and further denying it permission to take discovery regarding the fairness of the settlement.

On 18 January 2013, a purported class action was filed in federal district court in New Orleans seeking relief for all persons alleging losses caused by the Incident who are excluded from or have opted out of the Economic and Property Damages Settlement. BP is reviewing the complaint.

On 30 May 2012, the court issued an amended pre-trial order providing for Trial of Liability, Limitation, Exoneration, and Fault Allocation to proceed in phases, the first of which was scheduled to commence on 14 January 2013. On 26 October 2012, the court further extended the date for commencement of the trial to 25 February 2013. Under the court's order, the trial will include issues asserted in or relevant to the claims, counterclaims, cross-claims, third-party claims, and comparative fault defences raised in Transocean's Limitation of Liability Action. The next phase is projected to commence in September 2013.

On 11 July 2012, BP filed motions to dismiss several categories of claims in MDL 2179 that were not covered by the Economic and Property Damages Settlement. On 1 October 2012, the court granted BP's motion, dismissing (1) claims alleging a reduction in the value of real property caused by the oil spill or other contaminant where the property was not physically touched by the oil and the property was not sold; (2) claims by or on behalf of entities marketing BP-branded fuels that they have suffered damages, including loss of business, income, and profits, as a result of the loss of value to the 'BP' brand or name; and (3) claims by or on behalf of recreational fishermen, recreational divers, beachgoers, recreational boaters, and similar claimants, that they have suffered damages that include loss of enjoyment of life from the inability to use portions

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of the Gulf of Mexico for recreation and amusement purposes. The judge did not, however, lift an earlier stay on the underlying individual complaints raising those claims or otherwise apply his dismissal of those categories of claims to those individual complaints. This order has been appealed to the US Court of Appeals for the Fifth Circuit, but the appeal was ordered dismissed for want of prosecution on 28 January 2013.

On 15 September 2010, three Mexican states bordering the Gulf of Mexico (Veracruz, Quintana Roo, and Tamaulipas) filed lawsuits in federal court in Texas against several BP entities. These lawsuits allege that the Incident harmed their tourism, fishing, and commercial shipping industries (resulting in, among other things, diminished tax revenue), damaged natural resources and the environment, and caused the states to incur expenses in preparing a response to the Incident. On 9 December 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP's motion to dismiss the three Mexican states' complaints, dismissing their claims under OPA 90 and for nuisance and negligence per se, and preserving their claims for negligence and gross negligence only to the extent there has been a physical injury to a proprietary interest of the states. The court in MDL 2179 has also set a schedule for targeted discovery and motions on the legal issue of whether the Mexican States of Quintana Roo, Tamaulipas, and Veracruz have a justiciable claim. BP, other defendants, and the three Mexican States filed cross-motions for summary judgment on 4 January 2013 on the issue of whether the Mexican States have a proprietary interest in the matters asserted in their complaints, and the motions remain pending. On 5 April 2011, the State of Yucatan submitted a claim to the GCCF alleging potential damage to its natural resources and environment, and seeking to recover the cost of assessing the alleged damage. BP anticipates further claims from the Mexican federal government.

On 18 October 2012, before a Federal District Court located in Mexico City, a class action complaint was filed against BPXP, BP America Production Company, and other companies affiliated with BP. The plaintiffs, consisting of fishermen and other groups, are seeking, among other things, compensatory damages for the class members who allegedly suffered economic losses, as well as an order requiring BP to remediate environmental damage resulting from the Incident and to provide funding for the preservation of the environment and to conduct environmental impact studies in the Gulf of Mexico for the next 10 years. Plaintiffs have not yet properly served the BP entities named as Defendants.

Citizens groups have also filed either lawsuits or notices of intent to file lawsuits seeking civil penalties and injunctive relief under the Clean Water Act and other environmental statutes. On 16 June 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted BP's motion to dismiss a master complaint raising claims for injunctive relief under various federal environmental statutes brought by various citizens groups and others. The judge did not, however, lift an earlier stay on the underlying individual complaints raising those claims for injunctive relief or otherwise apply his dismissal of the master complaint to those individual complaints. In addition, a different set of environmental groups filed a motion to reconsider dismissal of their Endangered Species Act claims on 14 July 2011. That motion remains pending. On 31 January 2012, the court, on motion by the Center for Biological Diversity, entered final judgment on the basis of the 16 June 2011 order with respect to two actions brought against BP by that plaintiff. On 2 February 2012, the Center for Biological Diversity filed a notice of appeal of both actions. Following oral argument, the Court of Appeals ruled in BP's favour on 9 January 2013 in virtually all respects, though it remanded the Center for Biological Diversity's claim under the Emergency Planning and Community Right to Know Act to the district court. On 22 January 2013, the Center for Biological Diversity filed a Petition for Panel Rehearing in the Court of Appeals, which is pending.

On 1 March 2012, the court in MDL 2179 issued a partial final judgment dismissing with prejudice all claims by BP, Anadarko and MOEX for additional insured coverage under insurance policies issued to Transocean for the sub-surface pollution liabilities BP, Anadarko and MOEX have incurred and will incur with respect to the Macondo well oil release. BP filed a notice of appeal from the court's judgment to the US Court of Appeals for the Fifth Circuit. Briefing on that appeal is complete, and oral argument was conducted on 3 December 2012.

In addition, BP is aware that actions have been or may be brought under the Qui Tam (whistle-blower) provisions of the False Claims Act (FCA). On 17 December 2012, the court ordered unsealed one complaint that had been filed in the US District Court for the Eastern District of Louisiana by one individual under the FCA's Qui Tam provisions. The complaint alleged that BP and another defendant had made false reports and certifications of the amount of oil released into the Gulf of Mexico following the Incident. On 17 December 2012, the DoJ filed with the court a notice that the DoJ elected to decline to intervene in the action.

On 21 April 2011, BP announced an agreement with natural resource trustees for the US and five Gulf Coast states, providing for up to $1 billion to be spent on early restoration projects to address natural resource injuries resulting from the Incident. Funding for these projects will come from the $20-billion Trust fund.

A claim was commenced against BP by a group of claimants on 26 July 2012 in Ecuador. The majority of the claimants represent local NGOs. The claim alleges that through the Incident and BP's response to it, BP violated the "rights of nature". The claim is not monetary but rather seeks injunctive relief. Two previous claims on identical grounds were previously dismissed at an early stage by the Ecuadorian courts. On 3 December 2012, the Ecuadorian court of first instance dismissed the claim. On 7 December 2012, the claimants filed a timely notice of appeal, and the matter is currently pending before an Ecuadorian court of second instance.

BP's potential liabilities resulting from threatened, pending and potential future claims, lawsuits and enforcement actions relating to the Incident, together with the potential cost of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had and are expected to have a material adverse impact on the group's business,

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competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US. These potential liabilities may continue to have a material adverse effect on the group's results and financial condition. See Note 2 on pages 26 - 33 herein and the Annual Report and Form 20-F 2011 - Financial statements - Note 2 on pages 190 - 194 for information regarding the financial impact of the Incident.

Investigations and reports relating to the Deepwater Horizon oil spill

BP has been subject to a number of investigations related to the Incident by numerous agencies of the US government. The related published reports are available on the websites of the agencies and commissions referred to below.

On 11 January 2011, the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling (National Commission), established by President Obama, published its report on the causes of the Incident and its recommendations for policy and regulatory changes for offshore drilling. On 17 February 2011, the National Commission's Chief Counsel published a separate report on his investigation that provides additional information regarding the causes of the Incident.

In a report dated 20 March 2011, with an Addendum dated 30 April 2011, the Joint Investigation Team (JIT) for the Marine Board of Investigation established by the US Coast Guard and Bureau of Ocean Energy Management, Regulation and Enforcement (BOEMRE) issued the Final Report of the Forensic Examination of the Deepwater Horizon Blowout Preventer (BOP) prepared by Det Norske Veritas (BOP Report). The BOP Report concludes that the position of the drill pipe against the blind shear rams prevented the BOP from functioning as intended. Subsequently, BP helped to sponsor additional BOP testing conducted by Det Norske Veritas under court auspices, which concluded on 21 June 2011. BP continues to review the BOP Report and is in the process of evaluating the data obtained from the additional testing.

On 22 April 2011, the US Coast Guard issued its report (Maritime Report) focused upon the maritime aspects of the Incident. The Maritime Report criticizes Transocean's maintenance operations and safety culture, while also criticizing the Republic of the Marshall Islands - the flag state responsible for certifying Transocean's Deepwater Horizon vessel.

The US Chemical Safety and Hazard Investigation Board (CSB) is also conducting an investigation of the Incident that is focused on the explosions and fire, and not the resulting oil spill or response efforts. As part of this effort, on 24 July 2012, the CSB conducted a hearing at which it released its preliminary findings on, among other things, the use of safety indicators by industry (including BP and Transocean) and government regulators in offshore operations prior to the accident. The CSB found that BP and other offshore industry members have placed too great an emphasis on personal safety rather than process safety overall. The CSB has indicated that it plans to issue its final report in April 2013. The CSB will seek to recommend improvements to BP and industry practices and to regulatory programmes to prevent recurrence and mitigate potential consequences.

Also, at the request of the Department of the Interior, the National Academy of Engineering/National Research Council established a Committee (Committee) to examine the performance of the technologies and practices involved in the probable causes of the Incident and to identify and recommend technologies, practices, standards and other measures to avoid similar future events. On 17 November 2010, the Committee publicly released its interim report setting forth the Committee's preliminary findings and observations on various actions and decisions including well design, cementing operations, well monitoring, and well control actions. The interim report also considers management, oversight, and regulation of offshore operations. On 14 December 2011, the Committee published its final report, including findings and recommendations. A second, unrelated National Academies Committee is looking at the methodologies available for assessing spill impacts on ecosystem services in the Gulf of Mexico, with a final report expected in the first or second quarter of 2013. A third National Academies Committee studied methods for assessing the effectiveness of safety and environmental management systems (SEMS) established by offshore oil and gas operators and issued its report 19 June 2012.

On 10 March 2011, the Flow Rate Technical Group (FRTG), Department of the Interior, issued its final report titled "Assessment of Flow Rate Estimates for the Deepwater Horizon/Macondo Well Oil Spill". The report provides a summary of the strengths and limitations of the different methods used by the US government to estimate the flow rate and a range of estimates from 13,000 b/d to over 100,000 b/d. The report concludes that the most accurate estimate was 53,000 b/d just prior to shut in, with an uncertainty on that value of ±10% based on FRTG collective experience and judgement, and, based on modelling, the flow on day one of the Incident was 62,000 b/d.

On 18 March 2011, the US Coast Guard's incident specific preparedness review team released its final report capturing lessons learned from the Incident as well as making recommendations on how to improve future oil spill response and recovery efforts.

Additionally, since April 2010, BP representatives have testified multiple times before the US Congress regarding the Incident. BP has provided documents and written information in response to requests from members, committees and subcommittees of the US Congress.

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Other legal proceedings

The US Federal Energy Regulatory Commission (FERC) and the US Commodity Futures Trading Commission (CFTC) are currently investigating several BP entities regarding trading in the next-day natural gas market at Houston Ship Channel during September, October and November 2008. The FERC Office of Enforcement staff notified BP on 12 November 2010 of their preliminary conclusions relating to alleged market manipulation in violation of 18 C.F.R. Sec. 1c.1. On 30 November 2010, CFTC Enforcement staff also provided BP with a notice of intent to recommend charges based on the same conduct alleging that BP engaged in attempted market manipulation in violation of Section 6(c), 6(d), and 9(a)(2) of the Commodity Exchange Act. On 23 December 2010, BP submitted responses to the FERC and CFTC November 2010 notices providing a detailed response that it did not engage in any inappropriate or unlawful activity. On 28 July 2011, the FERC staff issued a Notice of Alleged Violations stating that it had preliminarily determined that several BP entities fraudulently traded physical natural gas in the Houston Ship Channel and Katy markets and trading points to increase the value of their financial swing spread positions. Other investigations into BP's trading activities continue to be conducted from time to time.

On 23 March 2005, an explosion and fire occurred at the Texas City refinery. Fifteen workers died in the incident and many others were injured. BP Products has resolved all civil injury claims and all civil and criminal governmental claims arising from the March 2005 incident.

In March 2007, the US Chemical Safety and Hazard Investigation Board (CSB) issued a report on the incident. The report contained recommendations to the Texas City refinery and to the board of directors of BP. To date, CSB has accepted as satisfactorily addressed the majority of BP's responses to its recommendations. BP and the CSB are continuing to discuss the remaining open recommendations with the objective of the CSB agreeing to accept these as satisfactorily addressed as well.

On 29 October 2009, the US Occupational Safety and Health Administration (OSHA) issued citations to the Texas City refinery related to the Process Safety Management (PSM) Standard. On 12 July 2012, OSHA and BP resolved 409 of the 439 citations. The agreement required that BP pay a civil penalty of $13,027,000 and that BP abate the alleged violations by 31 December 2012. BP completed these requirements and the agreement has terminated. The settlement excluded 30 citations for which BP and OSHA could not reach agreement. However, the parties agreed that BP's penalty liability will not exceed $1 million if those citations are resolved through litigation. Additional efforts will be made in the future to resolve these citations.

On 8 March 2010, OSHA issued 65 citations to BP Products and BP-Husky for alleged violations of the PSM Standard at the Toledo refinery, with penalties of approximately $3 million. These citations resulted from an inspection conducted pursuant to OSHA's Petroleum Refinery Process Safety Management National Emphasis Program. Both BP Products and BP-Husky contested the citations, and a trial of 42 citations was completed in June 2012 before an Administrative Law Judge from the OSH Review Commission. A decision is expected in mid-2013.

A flaring event occurred at the Texas City refinery in April and May 2010. This flaring event is the subject of civil lawsuit claims for personal injury and, in some cases, property damage by roughly 50,000 individuals. These lawsuit claims have been consolidated in a Texas Multi-District Litigation proceeding in Galveston, Texas. A trial of six selected plaintiffs is scheduled for trial in September 2013. Also, this flaring event, and other refinery emissions from December 2008 through 2010, is the subject of a purported class action, on behalf of some local residential property owners, filed in US federal district court in Galveston. The purported class plaintiffs claim that refinery emissions caused their residential properties to lose value. No class has been certified, and no trial date has been set. In addition, the flares involved in this event are the subject of a federal government enforcement action.

In March and August 2006, oil leaked from oil transit pipelines operated by BP Exploration (Alaska) Inc. (BPXA) at the Prudhoe Bay unit on the North Slope of Alaska. On 12 May 2008, a BP p.l.c. shareholder filed a consolidated complaint alleging violations of federal securities law on behalf of a putative class of BP p.l.c. shareholders against BP p.l.c., BPXA, BP America, and four officers of the companies, based on alleged misrepresentations concerning the integrity of the Prudhoe Bay pipeline before its shutdown on 6 August 2006. On 8 February 2010, the Ninth Circuit Court of Appeals accepted BP's appeal from a decision of the lower court granting in part and denying in part BP's motion to dismiss the lawsuit. On 29 June 2011, the Ninth Circuit ruled in BP's favour that the filing of a trust related agreement with the SEC containing contractual obligations on the part of BP was not a misrepresentation which violated federal securities laws. The BP p.l.c. shareholder filed an amended complaint, in response to which BP filed a new motion to dismiss, which was granted on 14 March 2012. The plaintiff has appealed the court's dismissal of the case, and the appeal is pending. On 31 March 2009, the State of Alaska filed a complaint seeking civil penalties and damages relating to these events. The complaint alleges that the two releases and BPXA's corrosion management practices violated various statutory, contractual and common law duties to the State, resulting in penalty liability, damages for lost royalties and taxes, and liability for punitive damages. In December 2011, the State of Alaska and BPXA entered into a Dispute Resolution Agreement concerning this matter that resulted in arbitration of the amount of the State's lost royalty income and payment by BPXA of the additional amount of $10 million on account of other claims in the complaint. Evidentiary hearings in the arbitration occurred in May and June 2012, and an award was issued by the arbitration panel in November 2012 in the approximate amount of $245 million. BPXA's working interest share of that award is approximately $66 million. All amounts due to the State of Alaska in this matter were paid in November 2012.

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Approximately 200 lawsuits were filed in state and federal courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies that own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 46.9% interest (reduced during 2001 from 50% by a sale of 3.1% to Phillips) in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP's combination with Atlantic Richfield. Alyeska and its owners have settled all the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages that it has incurred. If any claims are asserted by Exxon that affect Alyeska and its owners, BP will defend the claims vigorously.

Since 1987, Atlantic Richfield Company (Atlantic Richfield), a subsidiary of BP, has been named as a co-defendant in numerous lawsuits brought in the US alleging injury to persons and property caused by lead pigment in paint. The majority of the lawsuits have been abandoned or dismissed against Atlantic Richfield. Atlantic Richfield is named in these lawsuits as alleged successor to International Smelting and Refining and another company that manufactured lead pigment during the period 1920-1946. Plaintiffs include individuals and governmental entities. Several of the lawsuits purport to be class actions. The lawsuits seek various remedies including compensation to lead-poisoned children, cost to find and remove lead paint from buildings, medical monitoring and screening programmes, public warning and education of lead hazards, reimbursement of government healthcare costs and special education for lead-poisoned citizens and punitive damages. No lawsuit against Atlantic Richfield has been settled nor has Atlantic Richfield been subject to a final adverse judgment in any proceeding. The amounts claimed and, if such suits were successful, the costs of implementing the remedies sought in the various cases could be substantial. While it is not possible to predict the outcome of these legal actions, Atlantic Richfield believes that it has valid defences. It intends to defend such actions vigorously and believes that the incurrence of liability is remote. Consequently, BP believes that the impact of these lawsuits on the group's results, financial position or liquidity will not be material.

In April 2009, Kenneth Abbott, as relator, filed a US False Claims Act lawsuit against BP, alleging that BP violated federal regulations, and made false statements in connection with its compliance with those regulations, by failing to have necessary documentation for the Atlantis subsea and other systems. BP is the operator and 56% interest owner of the Atlantis unit in production in the Gulf of Mexico. That complaint was unsealed in May 2010 and served on BP in June 2010. Abbott seeks damages measured by the value, net of royalties, of all past and future production from the Atlantis platform, trebled, plus penalties. In September 2010, Kenneth Abbott and Food & Water Watch filed an amended complaint in the False Claims Act lawsuit seeking an injunction shutting down the Atlantis platform. The court denied BP's motion to dismiss the complaint in March 2011. Separately, also in March 2011, BOEMRE issued its investigation report of the Abbott Atlantis allegations, which concluded that Mr Abbott's allegations that Atlantis operations personnel lacked access to critical, engineer-approved drawings were without merit and that his allegations about false submissions by BP to BOEMRE were unfounded. Trial was scheduled to begin on 10 April 2012, but the trial date was vacated and not rescheduled pending consideration of the parties' summary judgment motions.

Various non-governmental organizations ("NGOs") and the EPA challenged certain aspects of the air permits issued by the Indiana Department of Environmental Management (IDEM) related to the Whiting refinery modernization project. BP has been in discussions with the EPA, the IDEM and certain environmental groups over these and other Clean Air Act (CAA) issues relating to the Whiting refinery. BP has also been in discussions with the EPA regarding alleged CAA violations at the Toledo, Carson and Cherry Point refineries.

On 23 May 2012, BP Products North America, Inc., the EPA, the Department of Justice (DoJ), the IDEM and the NGOs resolved objections to the air permit for the Whiting refinery modernization project and settled allegations of air emissions violations at the Whiting refinery. The settlement requires emission reduction projects with an estimated cost of approximately $400 million and the payment of a civil penalty of $8 million. The settlement was approved by the federal court on 6 November 2012. On 20 December 2012 IDEM issued the final, revised air permit for the modernization project that incorporates the relevant consent decree provisions.

An application was brought in the English High Court on 1 February 2011 by Alfa Petroleum Holdings Limited and OGIP Ventures Limited against BP International Limited and BP Russian Investments Limited alleging breach of a Shareholders Agreement on the part of BP and seeking an interim injunction restraining BP from taking steps to conclude, implement or perform the transactions with Rosneft Oil Company, originally announced on 14 January 2011, relating to oil and gas exploration, production, refining and marketing in Russia (the Arctic Opportunity). Those transactions included the issue or transfer of shares between Rosneft Oil Company and any BP group company (pursuant to the Rosneft Share Swap Agreement). The court granted an interim order restraining BP from taking any further steps in relation to the Arctic Opportunity pending an expedited UNCITRAL arbitration procedure in accordance with the Shareholders Agreement between the parties. The arbitration commenced and the interim injunction was continued by the arbitration panel. On 17 May 2011, BP announced that both the Rosneft Share Swap Agreement and the Arctic Opportunity, originally announced on 14 January
2011, had terminated. This termination was as a result of the deadline for the satisfaction of conditions precedent having expired following delays resulting from the interim orders referred to above. These interim orders did not address the question of whether or not BP breached the Shareholders Agreement. The arbitration proceedings, which addressed the allegation of breach by BP for late notification to AAR of the Arctic Opportunity, was settled on 13 November 2012 as part of a settlement of all the outstanding disputes between BP and AAR.

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Five minority shareholders of OAO TNK-BP Holding (TBH) filed two civil actions in Tyumen, Siberia, against BP Russian Investments Limited (BPRIL) and BP p.l.c. and against two of the BP nominated directors of TBH. These two actions sought to recover alleged losses to TBH of $13 billion and $2.7 billion respectively arising from the failure to involve TNK-BP in BP's proposed alliance with Rosneft. On 11 November 2011, the Tyumen Court dismissed both claims fully on their merits. The plaintiffs appealed both of these decisions to the Omsk Appellate court. On 26 January 2012, the Appellate court upheld the Tyumen Court's dismissal of the claim in relation to the BP nominated directors of TBH. The Omsk Appellate court subsequently upheld the Tyumen court of first instance's dismissal of the minority suits against BPRIL and BP p.l.c. The plaintiffs then appealed both of the Omsk Appellate court decisions to the cassation court of appeal in Tyumen. The cassation court upheld the dismissal of the claim against the BP nominated directors, and the case against the BP nominated directors is now resolved. However, the cassation court remitted the case against the BP companies back to the Tyumen Court of first instance for reconsideration. The plaintiffs amended their claim to reduce their damages to approximately $8.6 billion. On 27 July 2012 the Tyumen Court ruled in favour of the plaintiffs and awarded $3.0 billion in damages against the BP companies. BPRIL filed an appeal of the Tyumen Court's decision with the Omsk Appellate court. In addition, Rosneft and BP-nominated directors of TNK-BP Ltd. filed statements in support of the contention that the award is unjustified, and the plaintiffs' claims wholly without merit. On 25 October 2012 the Omsk Appellate court adjourned its hearing of the appeal until 9 November 2012 and subsequently until 14 December 2012. At that hearing the minority shareholder petitioned the court to withdraw the lawsuit. The court adjourned that hearing until 24 January 2013 upon the motion of Rosneft. At the hearing on 24 January 2013 the court acceded to the motion of the minority shareholder to withdraw the claim, but there is a possibility that Rosneft may decide to appeal this ruling on the basis that the claim should be dismissed on the merits rather than be simply withdrawn.

On 24 January 2012, the Republic of Bolivia issued a press statement declaring its intent to nationalize Pan American Energy's interests in the Caipipendi Operations Contract. Nevertheless, no formal decision has been issued or announced by the government, and no nationalization process has commenced. Pan American Energy and its shareholders BP and Bridas intend to vigorously defend their legal interests under the Caipipendi Operations Contract and available Bilateral Investment Treaties.

Further note on certain activities

During the period covered by this report, non-US subsidiaries or other non-US entities of BP conducted limited activities in, or with persons from, certain countries identified by the US Department of State as State Sponsors of Terrorism or otherwise subject to US sanctions ('Sanctioned Countries'). These activities continue to be insignificant to the group's financial condition and results of operations.

In July 2012, US President Obama signed Executive Order 13622 ('EO') authorizing the imposition of additional sanctions against persons who engage in certain dealings with Iran, and in August 2012, the US Congress enacted the US Iran Threat Reduction and Syria Human Rights Act of 2012 ('ITRA'). Further, on 3 January 2013, US President Obama signed into law the National Defense Authorization Act for Fiscal Year 2013, containing a subtitle known as the Iran Freedom and Counter-Proliferation Act of 2012 ('IFCPA') that will impose additional sanctions against Iran when its provisions become effective in July 2013. Together, these measures impose additional sanctions against Iran which include new sanctions against persons involved with Iran's energy, shipping and petrochemicals industries, and sanctions against financial institutions that engage in significant transactions with the Iran Central Bank.

Similarly the EU has strengthened its sanctions on Iran. On 23 March 2012 the Council of the European Union extended its existing measures against Iran by promulgating Regulation 267/2012 which included a prohibition on the import, purchase and transport of Iranian-origin crude oil and petroleum products. Further, on 15 October 2012, the EU announced new restrictive measures against Iran and certain Iranian entities, including Naftiran Intertrade Co. Limited, some of which were effective immediately, and some of which were implemented by an amending Regulation (1263/2012) on 22 December 2012, including a prohibition on the import, purchase and transport of Iranian-origin natural gas.

Both the US and the EU enacted strong sanctions against Syria, including a prohibition on the purchase of Syrian-origin crude and a US prohibition on the provision of services to Syria by US persons. The EU sanctions against Syria include a prohibition on supplying certain equipment used in the production, refining, or liquefaction of petroleum resources as well as restrictions on dealing with the Central Bank of Syria and numerous other Syrian financial institutions.

BP seeks to comply with all applicable laws and regulations of the US, the EU and other countries where BP operates, and constantly monitors its activities with Sanctioned Countries and persons from Sanctioned Countries.

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Further note on certain activities (continued)

BP has interests in and operates two fields - the North Sea Rhum field and the Azerbaijan Shah Deniz field - and has interests in a gas marketing entity and a gas pipeline entity which, respectively, market and transport Shah Deniz gas (both entities and related assets are located outside Iran), in which Naftiran Intertrade Co. Limited and NICO SPV Limited (collectively, 'NICO') or Iranian Oil Company (UK) Limited ('IOC UK') have interests. Production was suspended at the North Sea Rhum field (in which IOC UK has a 50% interest) in November 2010 and Rhum remains shut-in. The Shah Deniz field, its gas marketing entity and the gas pipeline entity (in which NICO has a 10% or less non-operating interest) continue in operation. BP is assessing the impacts of the new EU Regulations and US sanctions on the Rhum field. The Shah Deniz joint venture and its gas marketing and pipeline entities were excluded from the main operative provisions of the EU Regulations as well as from the application of the new US sanctions, and fall within the exception for certain natural gas projects under Section 603 of ITRA.

BP has no operations in Iran and does not purchase or ship crude oil or other products of Iranian origin. Participants in non-BP controlled or operated joint ventures may purchase Iranian-origin crude oil or other components as feedstock for facilities located outside the EU and US. BP does not sell crude oil or other products into Iran, except that small quantities of lubricants are sold to non-Iranian third parties for resale or use in Iran. Until January 2010, BP held an equity interest in an Iranian joint venture that blended and marketed automotive lubricants for sale to domestic consumers in Iran. BP sold its equity interest but continues to sell small quantities of automotive lubricant components and license relevant trademarks to the current owner. Transactions with Iranian shipping companies have been terminated. BP currently holds a non-controlling interest in a non-BP operated joint venture which sells crude oil to an Indian entity in which NICO holds a minority, non-controlling stake.

BP has become aware that a Canadian university had been using graduate students, some of whom were nationals of Iran, on a research programme funded in part by BP. BP has suspended such programme and made an initial voluntary disclosure to the Office of Foreign Assets Control ('OFAC'), and is currently reviewing these activities to determine to what extent, if any, the activities may have violated OFAC Regulations.

Following the imposition in 2011 of further US and EU sanctions against Syria, BP terminated all sales of crude oil and petroleum products into Syria, though BP continues to supply aviation fuel to non-governmental Syrian resellers outside of Syria. Prior to the imposition of Syrian sanctions in 2011, BP sold lubricants into Syria through third parties and obtained crude oil and refinery feedstocks from Syria for sale to third parties in Europe and for use in certain of its non-US refineries. BP also bought and sold crude oil and refined products into and from Syria and incurred port costs for vessels utilizing Syrian ports. Sales and purchases to and from Syrian shipping companies have been terminated.

BP sells lubricants in Cuba through a 50:50 joint venture and trades in small quantities of lubricants. BP sold small quantities of lubricants to third parties that were resold in Sudan; BP has terminated these sales.

BP has equity interests in non-operated joint ventures with air fuel sellers, re-sellers, and fuel delivery services around the world. From time to time, the joint venture operator may sell or deliver fuel to airlines from Sanctioned Countries or flights to Sanctioned Countries without BP's knowledge or consent. BP has registered and paid required fees for patents and trademarks in Sanctioned Countries.

Pursuant to Section 219 of ITRA, in its Annual Report and Form 20-F for the year ended 31 December 2012, BP intends to disclose certain information required by ITRA in respect of its interest in the North Sea Rhum Field. In connection with such disclosure and as required by ITRA, BP will concurrently file separately with the SEC a notice that such disclosure has been included in the Annual Report and Form 20-F for such period.

Contacts

	London	United States

Press Office	David Nicholas	Scott Dean
	+44 (0)20 7496 4708	+1 630 420 4990

Investor Relations	Jessica Mitchell	Nick Wayth
bp.com/investors	+44 (0)20 7496 4962	+1 281 366 3123

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 February, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary